                                     Exhibit 20.1
TSYS(R)(LOGO)

Richard W. Ussery                                           March 12, 2003
Chairman of the Board

Dear Shareholder:

     You are cordially invited to attend our Annual Meeting of Shareholders at
10:00 a.m. on Thursday, April 17, 2003, at The Columbus Museum, 1251 Wynnton
Road, Columbus, Georgia. Enclosed with this Proxy Statement are your proxy card and the 2002 Annual Report.

     We hope that you will be able to be with us and let us give you a review of
2002. If you are unable to attend the meeting, you can listen to it live and view the slide presentation over the Internet.  You can access the meeting by going to our website at www.tsys.com.  Additionally, we will maintain copies of the slides and audio of the presentation to the 2003 Annual Meeting on the website for reference after the meeting.

     Once again this year, we are offering you the option to receive proxy materials electronically via the Internet.  You can sign up by following the simple instructions contained in this mailing.  Consenting to view future annual reports and proxy statements on the Internet will save TSYS money by reducing printing and postage costs.  If you have a computer and Internet access, we hope you will try this electronic distribution method.

     Whether you own a few or many shares of stock and whether or not you plan to attend in person, it is important that your shares be voted on matters that come before the meeting. To make sure your shares are represented, we urge you to vote promptly.

     Thank you for helping us make 2002 a good year. We look forward to your continued support in 2003 and another good year.

                                             Sincerely yours,

                                             /s/Richard W. Ussery
                                             RICHARD W. USSERY

Total System Services, Inc.   Post Office Box 2506  Columbus, Georgia 31902-2506

                         TOTAL SYSTEM SERVICES, INC.(R)

                NOTICE OF THE 2003 ANNUAL MEETING OF SHAREHOLDERS

TIME............... 10:00 a.m. E.T.
                    Thursday, April 17, 2003

PLACE.............. The Columbus Museum
                    1251 Wynnton Road
                    Columbus, Georgia 31906

ITEMS OF BUSINESS.. (1)  To elect six directors to serve until the Annual
                         Meeting of Shareholders in 2006.

                    (2)  To transact such other business as may properly
                         come before the meeting and any adjournment thereof.

WHO MAY VOTE....... You can vote if you were a shareholder of record on
                    February 17, 2003.

ANNUAL REPORT...... A copy of the Annual Report is enclosed.

PROXY VOTING....... Your vote is important. Please vote in one of these ways:

                    (1) Use the toll-free telephone number shown on the proxy
                        card;

                    (2) Visit the website listed on your proxy card;

                    (3) Mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope provided; or

                    (4) Submit a ballot at the Annual Meeting.

                                       /s/G. Sanders Griffith, III
                                       G. SANDERS GRIFFITH, III
                                       Secretary

Columbus, Georgia
March 12, 2003

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING,
PLEASE VOTE YOUR SHARES PROMPTLY.

Compensation Committee Interlocks and
     Insider Participation....................................................16
Transactions With Management..................................................16
Relationships Between TSYS, Synovus, CB&T and

General Information:
     Financial Information....................................................20
     Shareholder Proposals for the 2004 Proxy Statement.......................20
     Director Nominees or Other Business for Presentation

                                 PROXY STATEMENT
                               VOTING INFORMATION

PURPOSE

     This Proxy Statement and the accompanying proxy card are being mailed to
TSYS shareholders beginning March 12, 2003. The TSYS Board of Directors is soliciting proxies to be used at the 2003 Annual Meeting of TSYS Shareholders which will be held on April 17, 2003, at 10:00 a.m., at The Columbus Museum,
1251 Wynnton Road, Columbus, Georgia. Proxies are solicited to give all shareholders of record an opportunity to vote on matters to be presented at the
Annual Meeting. In the following pages of this Proxy Statement, you will find information on matters to be voted upon at the Annual Meeting of Shareholders or any adjournment of that meeting.

WHO CAN VOTE

     You are entitled to vote if you were a shareholder of record of TSYS stock as of the close of business on February 17, 2003. Your shares can be voted at the meeting only if you are present or represented by a valid proxy.

QUORUM AND SHARES OUTSTANDING

     A majority of the outstanding shares of TSYS stock must be present, either in person or represented by proxy, in order to conduct the Annual Meeting of
TSYS Shareholders. On February 17, 2003, 197,049,470 shares of TSYS stock were outstanding.

COLUMBUS BANK AND TRUST COMPANY

     Columbus Bank and Trust Company(R)("CB&T") owned individually 159,630,980 shares, or 81%, of the outstanding shares of TSYS stock on February 17, 2003.
CB&T(R) is a wholly owned banking subsidiary of Synovus Financial Corp.(R), a diversified financial services company.

PROXY CARD

     The Board has designated two individuals to serve as proxies to vote the shares represented by proxies at the Annual Meeting of Shareholders.

     If you sign the proxy card but do not specify how you want your shares to be voted, your shares will be voted by the designated proxies in favor of the election of all of the director nominees. The designated proxies will vote in their discretion on any other matter that may properly come before the meeting.
At the date the Proxy Statement went to press, we did not anticipate that any other matters would be raised at the Annual Meeting.

VOTING OF SHARES

     Each share of TSYS stock represented at the Annual Meeting is entitled to one vote on each matter properly brought before the meeting. All shares entitled to vote and represented in person or by properly executed proxies received before the polls are closed at the Annual Meeting, and not revoked or superseded, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies.

     TSYS Dividend Reinvestment and Direct Stock Purchase Plan: If you
participate in this Plan, your proxy card represents shares held in the Plan, as well as shares you hold in certificate form registered in the same name.

REQUIRED VOTES - ELECTION OF DIRECTOR NOMINEES

     Directors are elected by a plurality of the votes, which means the six nominees who receive the largest number of properly executed votes will be elected as directors. Each share of TSYS stock is entitled to one vote for each of six director nominees. Cumulative voting is not permitted. Shares that are represented by proxies which are marked "withhold authority" for the election of one or more director nominees will not be counted in determining the number of votes cast for those persons.

TABULATION OF VOTES

     Under certain circumstances, brokers are prohibited from exercising discretionary authority for beneficial owners who have not returned proxies to the brokers (so-called "broker non-votes"). In such cases, and in cases where the shareholder abstains from voting on a matter, those shares will be counted for the purpose of determining if a quorum is present, but will not be included in the vote totals with respect to those matters and, therefore, will have no effect on the vote. In addition, if a broker indicates on the proxy card that it does not have discretionary authority on other matters considered at the meeting, those shares will not be counted in determining the number of votes cast with respect to those matters.

HOW YOU CAN VOTE

     You may vote by proxy or in person at the meeting. To vote by proxy, you may select one of the following options:

     Vote By Telephone:

        You can vote your shares by telephone by calling the toll-free telephone number (at no cost to you) shown on your proxy card. Telephone voting is available 24 hours a day, seven days a week. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. Our telephone voting procedures are designed to authenticate the shareholder by using individual control numbers. If you vote by telephone, you do NOT need to return your proxy card.

     Vote By Internet:

        You can also choose to vote on the Internet. The website for Internet voting is shown on your proxy card. Internet voting is available 24 hours a day, seven days a week. You will be given the opportunity to confirm that your instructions have been properly recorded, and you can consent to view future proxy statements and annual reports on the Internet instead of receiving them in the mail. If you vote on the Internet, you do NOT need to return your proxy card.

     Vote By Mail:

        If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.

REVOCATION OF PROXY

     If you vote by proxy, you may revoke that proxy at any time before it is voted at the meeting. You may do this by (a) signing another proxy card with a later date and returning it to us prior to the meeting, (b) voting again by telephone or on the Internet prior to the meeting, or (c) attending the meeting in person and casting a ballot.

                             ELECTION OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ALL
NOMINEES.

NUMBER

     The Board of Directors of TSYS consists of 16 members. As 18 board seats have been authorized by TSYS' shareholders, TSYS has two directorships which remain vacant. These vacant directorships could be filled in the future at the discretion of TSYS' Board of Directors. This discretionary power gives TSYS'
Board of Directors the flexibility of appointing new directors in the periods between TSYS' Annual Meetings should suitable candidates come to its attention.
The Board is divided into three classes whose terms are staggered so that the term of one class expires at each Annual Meeting of Shareholders. The terms of office of the Class I directors expire at the 2005 Annual Meeting, the terms of office of the Class II directors expire at the 2003 Annual Meeting and the terms of office of the Class III directors expire at the 2004 Annual Meeting. Proxies cannot be voted at the 2003 Annual Meeting for a greater number of persons than the number of nominees named.

NOMINEES

     The following nominees have been selected by the Corporate Governance
Committee and approved by the Board for submission to the shareholders: James H.
Blanchard, Richard Y. Bradley, Walter W. Driver, Jr., Gardiner W. Garrard, Jr.,
John P. Illges, III and W. Walter Miller, Jr., each to serve a three year term expiring at the Annual Meeting in the year 2006.

     The Board believes that each director nominee will be able to stand for election. If any nominee becomes unable to stand for election, proxies in favor of that nominee will be voted in favor of the remaining nominees and in favor of any substitute nominee named by the Board upon the recommendation of the
Corporate Governance Committee. If you do not wish your shares voted for one or more of the nominees, you may so indicate on the proxy.

MEMBERS OF THE BOARD OF DIRECTORS

     Following is the principal occupation, age and certain other information for each director nominee and other directors serving unexpired terms.

-----------------------------------------------------------------------------------------------------------
                                       TSYS        Year
                                       Director    First
                                       Classifi-   Elected      Principal Occupation
Name                         Age       cation      Director     and Other Information
------------------------     -----     ---------   ---------    -------------------------------------------

James H. Blanchard (1)       61           II       1982         Chairman of the Board and Chief
                                                                Executive Officer, Synovus Financial
                                                                Corp.; Chairman of the Executive
                                                                Committee, Total System Services, Inc.;
                                                                Director, BellSouth Corporation

Richard Y. Bradley           64           II       1991         Partner, Bradley & Hatcher (Law Firm);
                                                                Director, Synovus Financial Corp.

G. Wayne Clough              61            I       2000         President, Georgia Institute
                                                                of Technology

Walter W. Driver, Jr. (2)    57           II       2002         Chairman, King & Spalding LLP
                                                                (Law Firm)

Gardiner W. Garrard, Jr.     62           II       1982         President, The Jordan Company (Real
                                                                Estate Development); Director, Synovus
                                                                Financial Corp.

Sidney E. Harris             53          III       1999         Dean, J. Mack Robinson College of
                                                                Business, Georgia State University;
                                                                Director, The ServiceMaster Company and
                                                                Transamerica Investors, Inc.

John P. Illges, III          68           II       1982         Senior Vice President and Financial
                                                                Consultant, Retired, The Robinson-Humphrey
                                                                Company, Inc. (Stockbroker); Director,
                                                                Synovus Financial Corp.

Alfred W. Jones III          45          III       2001         Chairman of the Board and Chief
                                                                Executive Officer, Sea Island Company
                                                                (Real Estate Development and Management);
                                                                Director, Synovus Financial Corp.

Mason H. Lampton             55          III       1986         Chairman of the Board and President,
                                                                The Hardaway Company and Chairman
                                                                of the Board, Standard Concrete Products
                                                                (Construction Companies); Director,
                                                                Synovus Financial Corp.

W. Walter Miller, Jr. (3)    54           II       1993         Group Executive, Retired, Total System
                                                                Services, Inc.

H. Lynn Page                 62            I       1982         Director, Synovus Financial Corp.,
                                                                Columbus Bank and Trust Company and
                                                                Total System Services, Inc.

Philip W. Tomlinson (4)      56            I       1982         President, Total System Services, Inc.

William B. Turner (3)        80          III       1982         Chairman of the Executive Committee,
                                                                Columbus Bank and Trust Company and
                                                                Synovus Financial Corp.; Advisory
                                                                Director, W.C. Bradley Co. (Metal
                                                                Manufacturer and Real Estate)

Richard W. Ussery (5)        55            I       1982         Chairman of the Board and Chief
                                                                Executive Officer, Total System Services,
                                                                Inc.

James D. Yancey              61          III       1982         President, Chief Operating Officer and Director,
                                                                Synovus Financial Corp.; Chairman of the Board,
                                                                Columbus Bank and Trust Company

Rebecca K. Yarbrough         65          III       1999         Private Investor

---------
(1)  James H. Blanchard was elected Chairman of the Executive Committee of TSYS in February 1992. From 1982 until 1992, Mr. Blanchard served as Chairman of the Board of TSYS.

(2)  Walter W. Driver, Jr.  was  elected as  a director of TSYS in July 2002 by
     TSYS' Board of Directors to fill a vacant Board seat.

(3)  W. Walter Miller, Jr.'s spouse is the niece of William B. Turner.

(4)  Philip W. Tomlinson was elected President of TSYS in February 1992. From
     1982 until 1992, Mr. Tomlinson served as Executive Vice President of TSYS.

(5)  Richard W. Ussery was elected Chairman of the Board of TSYS in February
     1992. From 1982 until 1992, Mr. Ussery served as President of TSYS.

                               BOARD OF DIRECTORS

CORPORATE GOVERNANCE PHILOSOPHY

     The business affairs of TSYS are managed under the direction of the Board of Directors in accordance with the Georgia Business Corporation Code, as implemented by TSYS' Articles of Incorporation and bylaws.

     The role of the Board of Directors is to effectively govern the affairs of
TSYS for the benefit of its shareholders and other constituencies. The Board strives to ensure the success and continuity of business through the election of qualified management. It is also responsible for ensuring that TSYS' activities are conducted in a responsible and ethical manner. The Corporate Governance
Committee conducts an annual review of corporate governance procedures. As part of this review, the Corporate Governance Committee is monitoring the rules proposed by the New York Stock Exchange with respect to corporate governance and the rules of the Securities and Exchange Commission as mandated by the
Sarbanes-Oxley Act of 2002. The Board will adopt changes to its corporate governance policies and practices, as appropriate, to comply with any rule changes made by the Securities and Exchange Commission and the New York Stock
Exchange. A majority of TSYS' directors are independent, nonemployee directors as defined in TSYS' Board of Directors Guidelines on Significant Corporate
Governance Issues.

SUBMISSION OF DIRECTOR CANDIDATES

     Shareholders who wish to suggest qualified candidates for consideration as directors of TSYS by the Corporate Governance Committee should write to:
Corporate Secretary, Total System Services, Inc., 901 Front Avenue, Suite 301,
Columbus, Georgia 31901, stating in detail the qualifications of such persons.

BOARD AND COMMITTEE MEETINGS

     The Board of Directors held four meetings in 2002. All directors attended at least 75% of Board and committee meetings held during their tenure during
2002. The average attendance by directors at the aggregate number of Board and committee meetings they were scheduled to attend was 96%.

COMMITTEES OF THE BOARD

     TSYS' Board of Directors has four principal standing committees -- an
Executive Committee, an Audit Committee, a Corporate Governance Committee and a
Compensation Committee. The following table shows the membership of the various committees.

---------------------------------------------------------------------------------------------------------------------
Executive                   Audit                         Corporate Governance         Compensation
----------                  -----                         --------------------         -------------
James H. Blanchard, Chair   John P. Illges, III, Chair    Richard Y. Bradley, Chair    Gardiner W. Garrard, Jr., Chair
Richard Y. Bradley          Sidney E. Harris              Walter W. Driver, Jr.        G. Wayne Clough
Gardiner W. Garrard, Jr.    H. Lynn Page                  Rebecca K. Yarbrough         Mason H. Lampton
John P. Illges, III
Philip W. Tomlinson
William B. Turner
Richard W. Ussery
James D. Yancey
---------------------------------------------------------------------------------------------------------------------

     Executive Committee. TSYS' Executive Committee held four meetings in 2002.
During the intervals between meetings of TSYS' Board of Directors, TSYS'
Executive Committee possesses and may exercise any and all of the powers of
TSYS' Board of Directors in the management and direction of the business and affairs of TSYS with respect to which specific direction has not been previously given by TSYS' Board of Directors.

     Audit Committee. TSYS' Audit Committee held seven meetings in 2002. Its
Report begins below. The primary functions to be engaged in by TSYS' Audit
Committee include:

     .    Monitoring the quality and integrity of TSYS' financial reporting process and systems of internal controls regarding finance, accounting, regulatory and legal compliance;

     .    Monitoring the independence and performance of TSYS' independent auditors and internal auditing activities; and

     .    Providing an avenue of communication among the independent auditors, management, internal audit and the Board of Directors.

     Corporate Governance Committee. TSYS' Corporate Governance Committee held three meetings in 2002. The primary functions to be engaged in by TSYS'
Corporate Governance Committee include:

     .    Making recommendations to the Board regarding the governance of
          TSYS as reflected in TSYS' Articles of Incorporation and bylaws;

     .    Making recommendations to the Board regarding Board administration, including developing criteria for selecting and retaining Board members, seeking qualified candidates for the Board and recommending assignment of Board members to appropriate Board committees;

     .    Making recommendations to the Board regarding a policy and program regarding director compensation and annual assessment of Board performance;

     .    Establishing procedures for the Chief Executive Officer's annual performance review; and

     .    Establishing procedures for annual reviews of succession planning and management development.

     Compensation Committee.  TSYS' Compensation Committee held four meetings in 2002. Its Report on Executive Compensation begins on page 14. The primary functions to be engaged in by TSYS' Compensation Committee include:

     .    The design and oversight of TSYS' executive compensation program;

     .    The design and oversight of all compensation and benefit programs in which employees, officers and directors of TSYS are eligible to participate; and

     .    Performing an annual evaluation of the Chief Executive Officer.

                             AUDIT COMMITTEE REPORT

     The Audit Committee of the Board of Directors is comprised of three directors who the Board and Audit Committee believe are independent as defined in the New York Stock Exchange's listing standards.

     In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board with fulfilling its oversight responsibility regarding the quality and integrity of TSYS' financial reporting process. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

     .    Reviewed and discussed with management TSYS' audited financial statements as of and for the year ended December 31, 2002;

     .    Discussed with KPMG LLP, TSYS' independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61
          (Communication with Audit Committees); and

     .    Received from KPMG LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence
          Discussions with Audit Committees) and has discussed with KPMG LLP their independence.

     Based upon the review and discussions referred to in the preceding paragraph, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in TSYS' Annual
Report on Form 10-K for the year ended December 31, 2002, to be filed with the
Securities and Exchange Commission.

     This Audit Committee Report shall not be deemed incorporated by reference in any document previously or subsequently filed with the Securities and
Exchange Commission that incorporates by reference all or any portion of this
Proxy Statement, except to the extent TSYS specifically requests that the Report be specifically incorporated by reference.

The Audit Committee

John P. Illges, III
Sidney E. Harris
H. Lynn Page

FEES PAID TO KPMG LLP

     The following table presents fees for professional audit services rendered by KPMG LLP for the audit of TSYS' annual financial statements for
2002, and fees billed for other services rendered by KPMG LLP.

     Audit fees, including out-of-pocket expenses                   $268,000
                                                                    ==========
     Financial information system design and implementation         $      0
                                                                    ==========
     All other fees, including out-of-pocket expenses:
          Audit related fees (1)                                     601,000
          Other non-audit services (2)                               172,000
                                                                    ----------
     Total all other fees                                           $773,000
                                                                    ==========
-------------------

     (1)  Audit related fees consisted principally of customer and synthetic lease compliance reports, due diligence assistance on potential acquistion transactions, technical accounting assistance on certain contemplated transactions, reports on data center reviews, assistance to internal audit in certain computer control technical audits and audits of TSYS' benefit plans.

     (2)  Other non-audit services consisted of tax compliance, tax planning associated with international operations and tax services in connection with employees residing in foreign countries.

     The Audit Committee has considered whether the provision of the non-audit services to TSYS described above is compatible with maintaining KPMG's independence.

                             DIRECTORS' COMPENSATION

COMPENSATION

     During 2002, directors received the following compensation:

     Annual retainer........................................$20,000
     Attendance fee for each Board meeting..................$ 1,800
     Attendance fee for each Executive Committee meeting,
          including the chairman............................$ 1,800
     Attendance fee for each committee meeting chaired,
          other than executive..............................$ 1,200
     Attendance fee for committee meetings,
          other than executive..............................$   750

     Directors may elect to defer all or a portion of their cash compensation.
Deferred amounts are deposited into one or more investment funds chosen by the director. All deferred fees are payable only in cash.

DIRECTOR STOCK PURCHASE PLAN

     TSYS' Director Stock Purchase Plan is a nontax-qualified, contributory stock purchase plan pursuant to which qualifying TSYS directors can purchase, with the assistance of contributions from TSYS, presently issued and outstanding shares of TSYS stock. Under the terms of the Director Stock Purchase
Plan, qualifying directors can elect to contribute up to $5,000 per calendar quarter to make purchases of TSYS stock, and TSYS contributes an additional amount equal to 50% of the directors' cash contributions.
Participants in the Director Stock Purchase Plan are fully vested in, and may request the issuance to them of, all shares of TSYS stock purchased for their benefit under the Plan.

                               EXECUTIVE OFFICERS

     The following table sets forth the name, age and position with TSYS of each executive officer of TSYS.

--------------------------------------------------------------------------------
Name                          Age     Position with TSYS
---------------------------   ---     ------------------------------------------
James H. Blanchard            61      Chairman of the Executive Committee
Richard W. Ussery             55      Chairman of the Board
                                       and Chief Executive Officer
Philip W. Tomlinson           56      President
James B. Lipham               54      Executive Vice President
                                       and Chief Financial Officer
William A. Pruett             49      Executive Vice President
Kenneth L. Tye                50      Executive Vice President
                                       and Chief Information Officer
M. Troy Woods                 51      Executive Vice President
G. Sanders Griffith, III      49      General Counsel and Secretary

     Messrs. Blanchard, Ussery and Tomlinson are directors of TSYS. William A.
Pruett was elected as Executive Vice President of TSYS in February 1993. From
1976 until 1993, Mr. Pruett served in various capacities with CB&T and/or TSYS, including Senior Vice President. James B. Lipham was elected as Executive Vice
President and Chief Financial Officer of TSYS in July 1995. From 1984 until
1995, Mr. Lipham served in various financial capacities with Synovus and/or
TSYS, including Senior Vice President and Treasurer. Kenneth L. Tye was elected as Executive Vice President and Chief Information Officer of TSYS in August
1999. From 1971 until 1999, Mr. Tye served in various capacities with CB&T and/or TSYS, including Senior Vice President. M. Troy Woods was elected as
Executive Vice President of TSYS in July 1995. From 1987 until 1995, Mr. Woods served in various capacities with TSYS, including Senior Vice President. G.
Sanders Griffith, III has served as General Counsel of TSYS since 1988 and was elected as Secretary of TSYS in June 1995. Mr. Griffith currently serves as
Senior Executive Vice President, General Counsel and Secretary of Synovus and
has held various positions with Synovus since 1988.

              STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth ownership of shares of TSYS stock by each director, by each executive officer named in the Summary Compensation
Table on page 10 and by all directors and executive officers as a group as of
December 31, 2002.

------------------------------------------------------------------------------------------------------
                                  Shares of            Shares of
                                 TSYS Stock           TSYS Stock                         Percentage of
                               Beneficially         Beneficially       Total               Outstanding
                                 Owned with           Owned with       Shares of             Shares of
                                Sole Voting        Shared Voting       TSYS Stock           TSYS Stock
                             and Investment       and Investment       Beneficially       Beneficially
                                Power as of          Power as of       Owned as of         Owned as of
 Name                              12/31/02             12/31/02         12/31/02(1)          12/31/02
 --------------------------  ------------------- --------------------  ----------------  -------------
James H. Blanchard               789,867            360,480            1,150,347                  *
Richard Y. Bradley                24,718              5,000               29,718                  *
G. Wayne Clough                    2,032                ---                2,032                  *
Walter W. Driver, Jr.                600                ---                  600                  *
Gardiner W. Garrard, Jr.          18,157                ---               18,157                  *
Sidney E. Harris                   4,272                ---                4,272                  *

John P. Illges, III              107,466             81,750              189,216                  *
Alfred W. Jones III                2,272                ---                2,272                  *
Mason H. Lampton                  81,957             59,426(2)           141,383                  *
W. Walter Miller, Jr.             89,466              2,481               91,947                  *
H. Lynn Page                     465,429            136,219              601,648                  *
William A. Pruett                132,561                ---              342,561                  *
Philip W. Tomlinson              576,898             39,864            1,036,762                  *
William B. Turner                169,214            576,000              745,214                  *
Kenneth L. Tye                    52,156             53,350              105,506                  *
Richard W. Ussery                555,204             66,000            1,041,204                  *
M. Troy Woods                     44,676              2,812              257,488                  *
James D. Yancey                  713,576             45,053              758,629                  *
Rebecca K. Yarbrough             260,594            433,690(3)           694,285                  *
Directors and Executive
 Officers as a Group
  (21 persons)                 4,165,217          1,862,725            7,497,942                3.8

*    Less than one percent of the outstanding shares of TSYS stock.

--------

(1)  The totals shown for the following directors and executive officers of TSYS include the number of shares of TSYS stock that each individual has the right to acquire within 60 days through the exercise of stock options:

          Person                                  Number of Shares
          ------                                  ----------------
     William A. Pruett                                210,000
     Philip W. Tomlinson                              420,000
     Richard W. Ussery                                420,000
     M. Troy Woods                                    210,000

     In addition, the other executive officers of TSYS have rights to acquire an aggregate of 210,000 shares of TSYS stock within 60 days through the exercise of stock options.

(2)  Includes 28,800  shares of TSYS stock held in a trust for which Mr.
     Lampton  is not the trustee.  Mr. Lampton disclaims beneficial ownership of such shares.

(3)  Includes 72,000 shares of TSYS stock held in a trust for which Mrs.
     Yarbrough is not the trustee. Mrs. Yarbrough disclaims beneficial ownership of such shares.

     For a detailed discussion of the beneficial ownership of Synovus stock by
TSYS' named executive officers and directors and by all directors and executive officers of TSYS as a group, see "Synovus Stock Ownership of Directors and Management" on page 17.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table  summarizes the cash and noncash compensation for each of the last three fiscal years for the chief  executive  officer of TSYS and for the other four most highly compensated executive officers of TSYS.

-----------------------------------------------------------------------------------------------------------------------------------
                                                SUMMARY COMPENSATION TABLE
                                                                                                    Long-Term
                                                Annual Compensation                             Compensation Awards
                           -------------------------------------------------------   ----------------------------------------------
                                                                      Other            Restricted       Securities      All
                                                                      Annual           Stock            Underlying      Other
Name and                                                              Compen-          Award(s)         Options/        Compen-
Principal Position(1)       Year    Salary(2)         Bonus           sation(3)        (4)              SARs            sation (5)
-----------------------    ------  --------------   -----------      ------------     --------------   -------------   ------------
Richard W. Ussery            2002    $534,094         $453,980          $ 9,167         $  -0-            42,453         $154,539
Chairman of the Board        2001     534,400          425,000           10,000            -0-           539,829          148,868
and Chief Executive          2000     513,200          436,800            7,500          325,000          49,050          145,084
Officer

Philip W. Tomlinson          2002     480,685          408,582             -0-             -0-            38,208          137,287
President                    2001     484,400          382,500             -0-             -0-           529,872          114,736
                             2000     458,200          357,000             -0-           650,000          35,543          121,101

William A. Pruett            2002     303,750          180,731             -0-             -0-            15,283           75,517
Executive Vice               2001     270,000          161,650             -0-             -0-           417,923           78,029
President                    2000     258,000          217,720             -0-           325,000          13,115           73,551

Kenneth L. Tye               2002     268,313          159,646             -0-             -0-            13,019           58,684
Executive Vice President and 2001     230,000          136,850             -0-             -0-           415,268           53,537
Chief Information Officer    2000     213,500          149,450             -0-           325,000          10,503           54,797

M. Troy Woods                2002     303,750          180,731             -0-             -0-            15,283           70,231
Executive Vice               2001     270,000          161,650             -0-             -0-           417,923           73,439
President                    2000     258,000          217,720             -0-           325,000          13,115           73,606

-----------------------
(1)  Mr. Blanchard received no cash compensation from TSYS during 2002, other than director compensation.

(2)  Amount consists of base salary and director fees for Messrs. Ussery and Tomlinson.

(3)  Amount represents matching contributions under the Director Stock
     Purchase Plan. Perquisites and other personal benefits are excluded because the aggregate amount does not exceed the lesser of $50,000 or 10% of annual salary and bonus for the named executives.

(4)  Grants for 2000 pertain to shares of Vital Processing Services, LLC, a 50%
     owned subsidiary of TSYS. Dividends are not paid on the restricted shares.
     As of December 31, 2002, Messrs. Ussery, Tomlinson, Pruett, Tye and  Woods
     held 100,000, 200,000, 100,000, 100,000 and 100,000 Vital restricted shares, respectively, with a value of $439,000, $878,000, $439,000,
     $439,000 and $439,000, respectively.

(5)  The 2002 amount consists of contributions or other allocations to defined contribution plans of $28,000 for each executive; allocations  pursuant to defined contribution excess  benefit agreements of $106,273, $92,846,
     $37,016, $28,765 and $37,016 for each of Messrs. Ussery, Tomlinson, Pruett,
     Tye and Woods, respectively; premiums paid for group term life insurance coverage of $450 $450, $543, $479 and $450 for each of Messrs.  Ussery,
     Tomlinson, Pruett, Tye and Woods, respectively; the economic benefit of life insurance coverage related to split-dollar life insurance policies of $1,725, $5,149 $2,218, $98 and $434 for each of Messrs. Ussery,
     Tomlinson, Pruett, Tye and  Woods, respectively; and the dollar value of the benefit of premiums paid for split dollar life insurance policies
     (unrelated to term life insurance coverage) projected on an actuarial basis of $18,091, $10,842 $7,740, $1,342 and $4,331 for each of Messrs.
     Ussery, Tomlinson, Pruett, Tye and Woods, respectively.

                                       10

STOCK OPTION EXERCISES AND GRANTS

     The following tables provide certain information regarding stock options granted and exercised in the last fiscal year and the number and value of unexercised options at the end of the fiscal year.

------------------------------------------------------------------------------
                                        OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                            Individual Grants
                     ---------------------------------------------------------
                                  % of Total                                   Potential
                                  Options/                                     Realized Value at
                                  SARs           Exercise                      Assumed Annual Rates of
                     Options/     Granted to     or                            Stock Price Appreciation
                     SARs         Employees      Base                          For Option Term(1)
                     Granted      in Fiscal      Price       Expiration       --------------------------
Name                 (#)          Year           ($/Share)   Date                5%($)       10%($)
-------------------  -----------  -------------  --------    --------------   ---------    -------------
Richard W. Ussery     42,453(2)    8.0%         $26.50      04/28/12           $537,030  $1,286,750

Philip W. Tomlinson   38,208(2)    7.2           26.50      04/28/12            483,331   1,158,084

William A. Pruett     15,283(2)    2.9           26.50      04/28/12            193,330     463,228

Kenneth L. Tye        13,019(2)    2.5           26.50      04/28/12            164,690     394,606

M. Troy Woods         15,283(2)    2.9           26.50      04/28/12            193,330     463,228

---------------
(1)  The dollar gains under these columns result from calculations using the identified growth rates and are not intended to forecast future price appreciation of Synovus stock.

(2)  Options to purchase Synovus stock granted on April 29, 2002 at fair market value. Options become exercisable on April 29, 2004 and are transferable to family members.

-----------------------------------------------------------------------------------------------------------
                    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION/SAR VALUES

                                                Number of Securities          Value of
                                                Underlying Unexercised        Unexercised In-the-Money
                     Shares        Value        Options/SARs at FY-End (#)    Options/SARs at FY-End ($)(1)
                     Acquired on   Realized     --------------------------    -----------------------------
Name                 Exercise (#)  ($)(1)       Exercisable/Unexercisable     Exercisable/Unexercisable
-------------------  ------------  -----------  --------------------------    -----------------------------
Richard W. Ussery     -0-         $ -0-         552,525 /  582,282(2)          $2,265,178 / $-0-
                      -0-           -0-         420,000 /      -0-(3)             138,600 /  -0-

Philip W. Tomlinson   -0-           -0-         331,781 /  568,080(2)             742,423 /  -0-
                      -0-           -0-         420,000 /      -0-(3)             348,600 /  -0-

William A. Pruett     -0-           -0-         145,264 /  433,206(2)             550,343 /  -0-
                      -0-           -0-         210,000 /      -0-(3)             174,300 /  -0-

Kenneth L. Tye      10,328         201,375       55,428 /  428,287(2)             183,895 /  -0-
                     9,000         179,550          -0- /      -0-(3)                 -0- /  -0-

M. Troy Woods         -0-           -0-         117,800 /  433,206(2)             253,165 /  -0-
                     9,000         180,990      210,000 /      -0-(3)             174,300 /  -0-

----------

(1)  Market value of underlying securities at exercise or year-end, minus the exercise or base price.

(2)  Options pertain to shares of Synovus stock.

(3)  Options pertain to shares of TSYS stock.

                                       11

CHANGE IN CONTROL ARRANGEMENTS

     Long-Term Incentive Plans. Under the terms of the TSYS 2000 and 2002
Long-Term Incentive Plans and Synovus' 1992, 1994, 2000 and 2002 Long-Term
Incentive Plans, all awards become automatically vested in the event of a Change of Control, as defined below, unless otherwise determined by the Committee at grant. Awards under the Plans may include stock options, restricted stock, stock appreciation and performance awards. Messrs. Ussery, Tomlinson, Pruett, Tye and
Woods each have received restricted stock and stock options under the
Synovus/TSYS Long-Term Incentive Plans.

     Change of Control Agreements. TSYS has entered into Change of Control
Agreements with Messrs. Ussery, Tomlinson, Pruett, Tye and Woods, and certain other officers. In the event of a Change of Control, an executive would receive the following:

     .    For Messrs. Ussery and Tomlinson, three times their current base salary and bonus (bonus is defined as the average bonus over the past three years measured as a percentage multiplied by the executive's current base salary). Messrs. Pruett, Tye and Woods would receive two times their current base salary and bonus, as defined above.

     .    Three years of medical, life, disability and other welfare benefits
          (two years for Messrs. Pruett, Tye and Woods).

     .    A pro rata bonus through the date of termination for the separation year.

     .    A cash amount in lieu of a long-term incentive award for the year of separation equal to 1.5 times the normal market grant, if the executive received a long-term incentive award in the year of separation, or 2.5 times the market grant if not.

     In order to receive these benefits, an executive must be actually or constructively terminated within one year following a Change of Control, or the executive may voluntarily or involuntarily terminate employment during the thirteenth month following a Change of Control.

     With respect to Synovus, a Change of Control under these agreements is defined as: (i) the acquisition of 20% or more of the "beneficial ownership" of
Synovus' outstanding voting stock, with certain exceptions for Turner family members; (ii) the persons serving as directors of Synovus as of January 1, 1996, and their replacements or additions, ceasing to comprise at least two-thirds of the Board members; (iii) a merger, consolidation, reorganization or sale of
Synovus' assets unless the prior owners of Synovus own more than two-thirds of the new company, no person owns more than 20% of the new company, and two-thirds of the new company's Board members are prior Board members of Synovus; or (iv) a triggering event occurs as defined in the Synovus Rights Agreement. With respect to TSYS, a Change of Control is generally defined the same as a Change of
Control of Synovus, except that (a) a spin-off of TSYS stock to Synovus shareholders, and (b) any transaction in which Synovus continues to own more than 50% of the outstanding stock of TSYS are specifically excluded from the
Change of Control definition. In the event an executive is impacted by the
Internal Revenue Service excise tax that applies to certain Change of Control arrangements, the executive would receive additional payments so that he or she would be in the same position as if the excise tax did not apply. The Change of
Control Agreements do not provide for any retirement benefits or perquisites.

                                       12

                             STOCK PERFORMANCE GRAPH

     The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the
Standard & Poor's 500 Index and the Standard & Poor's Systems Software Index for
the last five fiscal years (assuming a $100 investment on December 31, 1997 and reinvestment of all dividends).

[Omitted Stock Performance Graph is represented by the following table.]

              COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG
                  TSYS, S&P 500 AND S&P SYSTEMS SOFTWARE INDEX

               1997      1998      1999      2000      2001      2002
               ----      ----      ----      ----      ----      -----
TSYS           $100      $143      $ 99      $137      $130      $ 83

S&P 500        $100      $129      $156      $141      $125      $ 97

S&P SS         $100      $186      $349      $176      $185      $139

                                       13

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee ("Committee") of TSYS is responsible for the design and oversight of the TSYS executive compensation program, as well as the compensation and other benefit plans in which officers, employees and directors of TSYS and its subsidiaries participate. The Committee has designed its compensation program to attract and retain highly motivated and well-trained executives in order to create superior shareholder value for TSYS shareholders.

     Elements of Executive Compensation. The four elements of executive compensation at TSYS are:

     .      Base Salary
     .      Annual Bonus
     .      Long-Term Incentives
     .      Other Benefits

     The Committee believes that a substantial portion (though not a majority)
of an executive's compensation should be at risk based upon performance, both in the short-term (through the annual bonus and the Synovus/TSYS Profit Sharing
Plan and the Synovus/TSYS 401(k) Savings Plan) and long-term (through long-term incentives such as stock options and restricted stock awards). The remainder of each executive's compensation is primarily based upon the competitive practices of computer systems/data processing companies ("similar companies"), with certain adjustments as described below. The companies used for comparison under this approach are not the same companies included in the peer group index appearing in the Stock Performance Graph on page 13. Each element of executive compensation is discussed in detail below.

     Base Salary. Base salary is an executive's annual rate of pay without regard to any other elements of compensation. The primary consideration used by the Committee is a market comparison of comparable positions within similar companies based upon the executive's level of responsibility and experience. The
Committee has had difficulty, however, in obtaining appropriate market data for certain of TSYS' executives. Market data for most positions is based upon the
50th percentile of the computer systems/data processing market, adjusted to reflect the size of TSYS. If market data could not be obtained for a particular position, the Committee targeted the median level of general industry data with a premium added to reflect the technology component of TSYS' business. Based solely upon market comparisons, the Committee increased Mr. Ussery's base salary in 2002, as well as the base salaries of TSYS' other executive officers.

     Annual Bonus. The Committee may award annual bonuses to TSYS executives under two different plans, the Synovus Executive Bonus Plan and the Synovus
Incentive Bonus Plan. The Committee selects the participants in each Plan from year to year. For 2002, Mr. Ussery was selected to participate in the Synovus
Executive Bonus Plan and Messrs. Tomlinson, Pruett, Tye and Woods were selected to participate in the Incentive Bonus Plan. Under the terms of the
Plans, bonus amounts are paid as a percentage of base pay based on the achievement of performance goals that are established each year by the
Committee. The performance goals may be chosen by the Committee from among the following measurements:

     .    Number of cardholder, merchant and/or other customer accounts processed and/or converted by TSYS;

     .    Successful negotiation or renewal of contracts with new and/or existing customers by TSYS;

     .    Productivity and expense control;

     .    Stock price;

     .    Return on capital compared to cost of capital;

     .    Net income;

     .    Operating income;

     .    Earnings per share and/or earnings per share growth;

     .    Return on equity;

     .    Return on assets; and

     .    Asset growth.

                                       14

     The Committee established a payout matrix based on attainment of net income goals during 2002 for Mr. Ussery and TSYS' other executive officers. The maximum percentage payouts under the Plans for 2002 were 100% for Messrs. Ussery and
Tomlinson and 70% for Messrs. Pruett, Tye and Woods. TSYS' financial performance and each executive's individual performance can reduce the bonus awards determined by the attainment of the goals. Although the Company's net income targets were achieved, the Committee exercised downward discretion with respect to the bonus payments based upon a recommendation from TSYS' management. Based upon TSYS' net income and the exercise of downward discretion described above,
Mr. Ussery and TSYS' other executive officers were awarded the bonus amounts set forth in the Summary Compensation Table.

     Long-Term Incentives. The Committee has awarded both stock options and restricted stock awards to executives. Because of the relatively low number of publicly traded shares of TSYS, the Committee has awarded Synovus stock options and restricted stock awards to TSYS executives, linking their interests to those of Synovus and TSYS shareholders. Restricted stock awards are designed to focus executives on the long-term performance of Synovus and TSYS. Stock options provide executives with the opportunity to buy and maintain an equity interest in Synovus and TSYS and to share in their capital appreciation. The Committee has established a payout matrix for long-term grants that uses total shareholder return measured by Synovus' performance (stock price increases plus dividends)
and how Synovus' total shareholder return compares to the return of a peer group of companies. For the long-term incentive awards made in 2002, total shareholder return and peer comparisons were measured during the 1999 to 2001 performance period.  Under the payout matrix, the Committee awarded Messrs. Ussery,
Tomlinson, Pruett, Tye and Woods stock options of 42,453, 38,208, 15,283, 13,019 and 15,283, respectively, which options become exercisable on April 29, 2004.

     Other Benefits. Executives receive other benefits that serve a different purpose than the elements of compensation discussed above. In general, these benefits either provide retirement income or protection against catastrophic events such as illness, disability and death. Executives generally receive the same benefits offered to the employee population, with the only exceptions designed to promote tax efficiency or to replace other benefits lost due to regulatory limits. The Synovus/TSYS Profit Sharing Plan and the Synovus/TSYS
401(k) Savings Plan, including an excess benefit plan which replaces benefits lost due to regulatory limits (collectively the "Plan"), is the largest component of TSYS' benefits package for executives. The Plan is directly related to the performance of TSYS because the contributions to the Plan, up to a maximum of 14% of an executive's compensation, depend upon TSYS' profitability.
For 2002, Mr. Ussery and TSYS' other executive officers received a Plan contribution of 7% of their compensation. The remaining benefits provided to executives are primarily based upon the competitive practices of similar companies.

     The Internal Revenue Code limits the deductibility for federal income tax purposes of annual compensation paid by a publicly held corporation to its chief executive officer and four other highest paid executives for amounts in excess of $1 million, unless certain conditions are met. Because the Committee seeks to maximize shareholder value, the Committee has taken steps to ensure that any compensation paid to its executives in excess of $1 million is deductible. When necessary to meet the requirements for deductibility under the Internal Revenue
Code, members of the Committee may abstain from voting on performance based compensation. For 2002, Mr. Ussery would have been affected by this provision, but for the steps taken by the Committee. The Committee reserves the ability to make awards which do not qualify for full deductibility under the Internal
Revenue Code, however, if the Committee determines that the benefits of doing so outweigh full deductibility.

     The Committee believes that its executive compensation program serves the best interests of the shareholders of TSYS. As described above, a substantial portion of the compensation of TSYS' executives is directly related to TSYS'
performance. The Committee believes that the performance of TSYS to date validates its compensation philosophy.

The Compensation Committee

Gardiner W. Garrard, Jr.
G. Wayne Clough
Mason H. Lampton

                                       15

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Gardiner W. Garrard, Jr., Mason H. Lampton and G. Wayne Clough served as members of TSYS' Compensation Committee during 2002. No member of the Committee is a current or former officer or employee of TSYS or its subsidiaries.

                               TRANSACTIONS WITH MANAGEMENT

     TSYS has entered into an agreement with CB&T with respect to the use of aircraft owned or leased by CB&T and W.C.B. Air L.L.C. CB&T and W.C.B. Air are parties to a Joint Ownership Agreement pursuant to which they jointly own or lease aircraft. W.C. Bradley Co. owns all of the limited liability company interests of W.C.B. Air. CB&T and W.C.B. Air have each agreed to pay fixed fees for each hour they fly the aircraft owned and/or leased pursuant to the Joint
Ownership Agreement. TSYS paid CB&T $1,478,166 for its use of the aircraft during 2002, which was used by CB&T to satisfy its commitments under the Joint
Ownership Agreement. The charges payable by TSYS to CB&T in connection with its use of this aircraft approximate charges available to unrelated third parties in the State of Georgia for use of comparable aircraft for commercial purposes.
William B. Turner, a director of TSYS and Chairman of the Executive Committee of
CB&T and Synovus, is an advisory director and shareholder of W.C. Bradley Co.
James H. Blanchard, Chairman of the Executive Committee of TSYS, Chairman of the
Board of Synovus and a director of CB&T, is a director of W.C. Bradley Co. W.
Walter Miller, Jr., a director of W.C. Bradley Co., is a director of TSYS. W.B.
Turner, Jr. and John T. Turner, the sons of William B. Turner, are officers and directors of W.C. Bradley Co. and are also directors of CB&T. Sarah T. Butler and Elizabeth T. Corn, the sisters of William B. Turner, are shareholders of
W.C. Bradley Co.

     King & Spalding,  a law firm located in Atlanta,  Georgia,  performed legal services  on behalf of TSYS  during  2002.  Walter W. Driver, Jr., a director of
TSYS, is Chairman of King & Spalding.

     For a description of certain transactions between TSYS and its affiliated companies, upon whose Boards of Directors certain of TSYS' directors also serve, see "Electronic Payment Processing Services Provided to CB&T and Certain of
Synovus' Subsidiaries; Other Agreements Between TSYS, Synovus, CB&T and Certain
of Synovus' Subsidiaries" on page 18.

                                       16

        RELATIONSHIPS BETWEEN TSYS, SYNOVUS, CB&T AND CERTAIN OF SYNOVUS'
                                  SUBSIDIARIES

BENEFICIAL OWNERSHIP OF TSYS STOCK BY CB&T

     The following table sets forth the number of shares of TSYS stock beneficially owned by CB&T, the only known beneficial owner of more than 5% of the issued and outstanding shares of TSYS stock, as of December 31, 2002.

--------------------------------------------------------------------------------
                                                  Percentage of
                         Shares of                Outstanding Shares of
                         TSYS Stock               TSYS Stock
Name and Address of      Beneficially Owned       Beneficially Owned
Beneficial Owner         as of 12/31/02           as of 12/31/02
------------------------ ------------------------ -----------------------------
Columbus Bank
and Trust Company        159,630,980(1)(2)             81.0%
1148 Broadway
Columbus, Georgia 31901

------------

(1)  CB&T individually owns these shares.

(2)  As of December 31, 2002, Synovus Trust Company, N.A., a wholly owned trust company subsidiary of CB&T, held in various fiduciary capacities a total of
     3,053,762 shares (1.55%) of TSYS stock. Of this total, Synovus Trust
     Company held 2,824,467 shares as to which it possessed sole voting power,
     2,751,277 shares as to which it possessed sole investment power, 218,274 shares as to which it possessed shared voting power and 227,632 shares as to which it possessed shared investment power. In addition, as of December
     31, 2002, Synovus Trust Company held in various agency capacities an additional 2,703,818 shares of TSYS stock as to which it possessed no voting or investment power. Synovus and its subsidiaries disclaim beneficial ownership of all shares of TSYS stock which are held by
     Synovus Trust Company in various fiduciary and agency capacities.

     CB&T, by virtue of its individual ownership of 159,630,980 shares, or
81%, of the outstanding shares of TSYS stock on December 31, 2002 is able to, and intends to, elect a majority of TSYS' Board of Directors. CB&T presently controls TSYS.

INTERLOCKING DIRECTORATES OF TSYS, SYNOVUS AND CB&T

     Seven of the sixteen members of and nominees to serve on TSYS' Board of
Directors also serve as members of the Boards of Directors of Synovus and CB&T.
They are James H. Blanchard, Richard Y. Bradley, Gardiner W. Garrard, Jr., John
P. Illges, III, H. Lynn Page, William B. Turner and James D. Yancey. Alfred W.
Jones III serves as a director of Synovus and Mason H. Lampton serves as an
Advisory Director of CB&T and as a director of Synovus.

SYNOVUS STOCK OWNERSHIP OF DIRECTORS AND MANAGEMENT

     The following table sets forth the number of shares of Synovus stock beneficially owned by TSYS' directors, by each executive officer named in the Summary Compensation Table on page 10 and by all directors and executive officers as a group as of December 31, 2002.

------------------------------------------------------------------------------------
                           Shares of       Shares of
                       Synovus Stock   Synovus Stock                      Percentage
                        Beneficially    Beneficially                              of
                          Owned with      Owned with           Total     Outstanding
                         Sole Voting          Shared       Shares of       Shares of
                                 and      Voting and   Synovus Stock   Synovus Stock
                          Investment      Investment    Beneficially    Beneficially
                         Power as of     Power as of     Owned as of     Owned as of
Name                        12/31/02        12/31/02     12/31/02(1)        12/31/02
--------------------    --------------  ------------    ------------    ------------
James H. Blanchard         1,170,662(2)     207,160      3,015,500              1.0
Richard Y. Bradley            23,317         84,887        108,204                *
G. Wayne Clough                  ---            ---            ---              ---
Walter W. Driver, Jr.            ---            ---            ---              ---
Gardiner W. Garrard, Jr.     204,147        968,419      1,172,566                *
Sidney E. Harris                 ---            ---            ---              ---

                                       17

John P. Illges, III          280,704        441,429        722,133                *
Alfred W. Jones III            6,002            ---          6,002                *
Mason H. Lampton              92,991        279,761(3)     372,752                *
W. Walter Miller, Jr.         30,873        507,006        575,142                *
H. Lynn Page                 753,096         11,515        764,611                *
William A. Pruett             11,082            ---        174,269                *
Philip W. Tomlinson           55,296            ---        416,949                *
William B. Turner          1,037,319      3,687,367      4,724,686              1.6
Kenneth L. Tye                   ---            ---         70,696                *
Richard W. Ussery             58,134            878        651,366                *
M. Troy Woods                  1,052            138        136,913                *
James D. Yancey            1,013,683         90,650      2,192,411                *
Rebecca K. Yarbrough          43,731         12,186         55,917                *
Directors and Executive
 Officers as a Group
 (21 persons)              4,951,777      6,294,524     15,966,164              5.3

*    Less than one percent of the outstanding shares of Synovus stock.

-------------------

(1)  The totals shown for the following directors and executive officers of TSYS include the number of shares of Synovus stock that each individual has the right to acquire within 60 days through the exercise of stock options:

          Person                                       Number of Shares
          ------                                       ----------------
     James H. Blanchard                                   1,637,678
     W. Walter Miller, Jr.                                   37,263
     William A. Pruett                                      163,187
     Philip W. Tomlinson                                    361,653
     Kenneth L. Tye                                          70,696
     Richard W. Ussery                                      592,354
     M. Troy Woods                                          135,723
     James D. Yancey                                      1,088,078

     In addition, the other executive officers of TSYS have rights to acquire an aggregate of 633,231 shares of Synovus stock within 60 days through the exercise of stock options.

(2)  Includes 112,968 shares with respect to which Mr. Blanchard has no investment power.

(3)  Includes 276,187 shares of Synovus stock held in a trust for which
     Mr. Lampton is not the trustee.  Mr. Lampton disclaims beneficial ownership of such shares.

ELECTRONIC PAYMENT PROCESSING  SERVICES PROVIDED TO CB&T AND CERTAIN OF SYNOVUS'
SUBSIDIARIES;  OTHER AGREEMENTS BETWEEN TSYS, SYNOVUS, CB&T AND CERTAIN OF
SYNOVUS' SUBSIDIARIES

     During 2002, TSYS provided electronic payment processing services to CB&T and certain of Synovus' other banking subsidiaries. The electronic payment processing agreement between TSYS and CB&T can be terminated by CB&T upon 60 days prior written notice to TSYS or terminated by TSYS upon 180 days prior written notice to CB&T. During 2002, TSYS derived $3,425,785 in revenues from
CB&T and certain of Synovus' other banking subsidiaries for the performance of electronic payment processing services and $5,685,157 in revenues from Synovus and its subsidiaries for the performance of other data processing, software and business process

                                       18

management services. TSYS' charges to Synovus, CB&T and Synovus' other subsidiaries for electronic payment and other data processing, software and business process management services are comparable to, and are determined on the same basis as, charges by TSYS to similarly situated unrelated third parties.

     TSYS and Synovus are parties to a Lease Agreement pursuant to which
Synovus leased from TSYS office space for lease payments aggregating $537,140 during 2002. Synovus also paid TSYS $24,900 during 2002 for data processing services. The terms of these transactions are comparable to those which could have been obtained in transactions with unaffiliated third parties.

     TSYS and Synovus are parties to Management Agreements pursuant to which
Synovus provided certain management services to TSYS. During 2002, these services included human resource services, maintenance services, security services, communications services, corporate education services, travel services, investor relations services, corporate governance services, legal services, regulatory and statutory compliance services, executive management services performed on behalf of TSYS by certain of Synovus' officers and financial services. As compensation for management services provided during
2002, TSYS paid Synovus aggregate management fees of $8,078,484. In addition,
Synovus and TSYS are parties to a Management Agreement pursuant to which TSYS provided management services to Synovus in connection with TSYS' assistance in managing the business of ProCard, Inc., which was a wholly owned subsidiary of
Synovus during a portion of 2002. As compensation for management services provided during 2002, Synovus paid TSYS management fees of $252,500 in connection with ProCard, Inc. Management fees are subject to future adjustments based upon charges at the time by unrelated third parties for comparable services.

     During 2002, Synovus Trust Company served as Trustee of various employee benefit plans of TSYS. During 2002, TSYS paid Synovus Trust Company trustee's fees under these plans of $525,189.

     During 2002, Columbus Depot Equipment Company, a wholly owned subsidiary of
TSYS, and CB&T and five of Synovus' other subsidiaries were parties to Lease
Agreements pursuant to which CB&T and five of Synovus' other subsidiaries leased from Columbus Depot Equipment Company computer related equipment for bankcard and bank data processing services for lease payments aggregating $31,825. The terms, conditions and rental rates provided for in these Agreements are comparable to corresponding terms, conditions and rates provided for in leases of similar equipment offered by unrelated third parties.

     During 2002, Synovus and CB&T paid TSYS an aggregate of $1,227,151 for miscellaneous reimbursable items, such as data links, network services and postage, primarily related to processing services provided by TSYS. The charges for these services are comparable to those between unrelated third parties.

     During 2002, Synovus, CB&T and other Synovus subsidiaries paid to Columbus
Productions, Inc., a wholly owned subsidiary of TSYS, $1,241,818 for printing services. The charges for these services are comparable to those between unrelated third parties.

     During 2002, CB&T leased office space from TSYS for lease payments of
$39,405. In addition, TSYS leased furniture and equipment from CB&T during 2002 for lease payments of $377,285. Also during 2002, TSYS and its subsidiaries were paid $1,082,405 of interest by CB&T in connection with deposit accounts with, and commercial paper purchased from, CB&T. The lease payments and interest rates paid are comparable to those provided for between unrelated third parties.

     In November 2002, TSYS acquired ProCard, Inc. from Synovus for $30,000,000.
The terms of the Share Purchase Agreement executed in connection with the transaction are comparable to those between unrelated third parties.

     The Board of Directors of TSYS has resolved that transactions with officers, directors, key employees and their affiliates shall be approved by a majority of its independent and disinterested directors, if otherwise permitted by applicable law, and will be on terms no less favorable than could be obtained from unrelated third parties.

                                       19

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires TSYS'
officers and directors, and persons who own more than ten percent of TSYS stock, to file reports of ownership and changes in ownership on Forms 3,4 and 5 with the Securities and Exchange Commission and the New York Stock Exchange.
Officers, directors and greater than ten percent shareholders are required by
Securities and Exchange Commission regulations to furnish TSYS with copies of all Section 16(a) forms they file.

     To TSYS' knowledge, based solely on its review of the copies of such forms received by it, and written representations from certain reporting persons that no Forms 5 were required for those persons, TSYS believes that during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except for the following. Mr. Page and Mr. Yancey each filed one late report, each of which reported one transaction late.

                            INDEPENDENT AUDITORS

     On January 14, 2003, upon the recommendation of the Audit Committee, TSYS'
Board of Directors appointed KPMG LLP as the independent auditors to audit the financial statements of TSYS and its subsidiaries for the fiscal year ending
December 31, 2003. The Board of Directors knows of no direct or material indirect financial interest by KPMG in TSYS or of any connection between KPMG and TSYS in the capacity of promoter, underwriter, voting trustee, director, officer, shareholder or employee.

     Representatives of KPMG will be present at TSYS' 2003 Annual Meeting with the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                              GENERAL INFORMATION

FINANCIAL INFORMATION

    Consolidated financial statements for TSYS and its subsidiaries are attached as a Financial Appendix to this Proxy Statement and are included in the Annual
Report on Form 10-K as filed with the Securities and Exchange Commission,
450 Fifth Street, N.W., Washington, D.C. 20549. A copy of the 2002 Form 10-K
(excluding exhibits) will be furnished, without charge, by writing to the
Corporate Secretary, Total System Services, Inc., 901 Front Avenue, Suite 301,
Columbus, Georgia 31901. The Form 10-K is also available on the Internet at
www.tsys.com/finance.  Click on "Financials" and "SEC Filings."

SHAREHOLDER PROPOSALS FOR THE 2004 PROXY STATEMENT

     Any shareholder satisfying the Securities and Exchange Commission requirements and wishing to submit a proposal to be included in the Proxy
Statement for the 2004 Annual Meeting of Shareholders should submit the proposal in writing to the Secretary, Total System Services, Inc., 901 Front Avenue,
Suite 301, Columbus, Georgia 31901. TSYS must receive a proposal by November 8,
2003 in order to consider it for inclusion in the Proxy Statement for the 2004
Annual Meeting of Shareholders.

DIRECTOR NOMINEES OR OTHER BUSINESS FOR PRESENTATION AT THE 2004 ANNUAL MEETING

     Shareholders who wish to present director nominations or other business at the Annual Meeting are required to notify the Secretary of their intent between
December 8, 2003 and January 22, 2004 and the notice must provide information as required in the bylaws, or the persons appointed as

                                       20

proxies may exercise their discretionary voting authority with respect to the proposal. A copy of these bylaw requirements will be provided upon request in writing to the Secretary, Total System Services, Inc., 901 Front Avenue, Suite
301, Columbus, Georgia 31901. This requirement does not apply to the deadline for submitting shareholder proposals for inclusion in the Proxy Statement (see
"Shareholder Proposals for the 2004 Proxy Statement" above), nor does it apply to questions a shareholder may wish to ask at the meeting.

SOLICITATION OF PROXIES

     TSYS will pay the cost of soliciting proxies. Proxies may be solicited on behalf of TSYS by directors, officers or employees by mail, in person or by telephone, facsimile or other electronic means. TSYS will reimburse brokerage firms, nominees, custodians and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to beneficial owners.

Householding

     The Securities and Exchange Commission recently adopted amendments to its proxy rules which permit companies and intermediaries, such as brokers and banks, to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement to those shareholders. This method of delivery, often referred to as householding, should reduce the amount of duplicate information that shareholders receive and lower printing and mailing costs for companies. TSYS is not householding proxy materials for its shareholders of record in connection with its 2003 Annual Meeting. However, we have been notified that certain intermediaries will household proxy materials. If you hold your shares of TSYS stock through a broker or bank that has determined to household proxy materials:

         .   Only one annual report and proxy statement will be delivered to multiple shareholders sharing an address unless you notify your broker or bank to the contrary;

         .   You can contact TSYS by calling (706) 649-5220 or by writing
             Investor Relations Manager, Total System Services, Inc., P.O.
             Box 120, Columbus, Georgia 31902 to request a separate copy of the annual report and proxy statement for the 2003 Annual
             Meeting and for future meetings or you can contact your bank or broker to make a similar request; and

         .   You can request delivery of a single copy of annual reports or proxy statements from your bank or broker if you share the same address as another TSYS shareholder and your bank or
             broker has determined to household proxy materials.

     The above Notice of Annual Meeting and Proxy Statement are sent by order of the TSYS Board of Directors.

                                             /s/Richard W. Ussery
                                             Richard W. Ussery
                                             Chairman of the Board

March 12, 2003

                                       21

2002 FINANCIAL APPENDIX

SELECTED FINANCIAL DATA	F-2
FINANCIAL REVIEW	F-3
CONSOLIDATED BALANCE SHEETS	F-20
CONSOLIDATED STATEMENTS OF INCOME	F-21
CONSOLIDATED STATEMENTS OF CASH FLOWS	F-22
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME	F-23
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-24
REPORT OF INDEPENDENT AUDITORS	F-42
REPORT OF FINANCIAL RESPONSIBILITY	F-43
QUARTERLY FINANCIAL DATA, STOCK PRICE, DIVIDEND INFORMATION	F-44

SELECTED FINANCIAL DATA

The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report. The historical trends in TSYS’ results of operations and financial position over the last five years are presented below. Revenues before reimbursables and net income have grown over the last five years at compounded annual growth rates of 15.1% and 21.5%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS as evidenced by the current ratio of 2.3:1 at December 31, 2002, and increased shareholders’ equity.

	Years Ended December 31,

(in thousands except per share data)	2002	2001	2000	1999	1998

Revenues:
Electronic payment processing services	$617,876	572,412	511,663	451,227	346,341
Other services	106,087	86,816	95,350	77,086	45,884

Revenues before reimbursable items	723,963	659,228	607,013	528,313	392,225
Reimbursable items	231,170	233,093	238,081	213,322	186,172

Total revenues	955,133	892,321	845,094	741,635	578,397

Expenses:
Salaries and other personnel expense	300,240	267,792	240,658	207,618	160,855
Net occupancy and equipment expense	174,958	171,680	163,953	151,964	105,658
Other operating expenses	91,168	81,961	87,446	80,439	59,344
(Gain) loss on disposal of equipment, net	(75)	92	1,422	(798)	48

Expenses before reimbursable items	566,291	521,525	493,479	439,223	325,905
Reimbursable items	231,170	233,093	238,081	213,322	186,172

Total operating expenses	797,461	754,618	731,560	652,545	512,077

Operating income	157,672	137,703	113,534	89,090	66,320
Nonoperating income	5,614	2,858	5,116	2,159	2,493

Income before income taxes, minority interest and equity in income of joint ventures	163,286	140,561	118,650	91,249	68,813
Income taxes	57,908	53,891	46,601	34,983	26,956
Minority interest in consolidated subsidiary’s net income	(154)	(76)	(99)	—	—
Equity in income of joint ventures	20,581	17,824	15,586	12,327	12,974

Net income	$125,805	104,418	87,536	68,593	54,831

Basic earnings per share	$0.64	0.54	0.45	0.35	0.28

Diluted earnings per share	$0.64	0.53	0.45	0.35	0.28

Cash dividends declared per share	$0.068	0.060	0.048	0.040	0.038

Weighted average common shares outstanding	197,017	194,773	194,785	194,913	194,020

Weighted average common and common equivalent shares outstanding	197,497	195,604	195,265	195,479	194,669

	December 31,

(in thousands)	2002	2001	2000	1999	1998

Balance Sheet Data:
Total assets	$782,868	656,554	604,007	463,622	353,775
Working capital	151,997	99,620	63,180	68,553	50,572
Total long-term debt	67	135	164	204	342
Shareholders’ equity	602,206	507,330	414,016	334,292	270,354

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data presented on page F-2:

	Percentage of Total Revenues			Percent Change
	Years Ended December 31,			in Dollar Amounts

				2002	2001
	2002	2001	2000	vs 2001	vs 2000

Revenues:
Electronic payment processing services	64.7%	64.2	60.5	7.9	11.9
Other services	11.1	9.7	11.3	22.2	(9.0)

Revenues before reimbursable items	75.8	73.9	71.8	9.8	8.6
Reimbursable items	24.2	26.1	28.2	(0.8)	(2.1)

Total revenues	100.0	100.0	100.0	7.0	5.6

Expenses:
Salaries and other personnel expense	31.4	30.0	28.5	12.1	11.3
Net occupancy and equipment expense	18.3	19.2	19.4	1.9	4.7
Other operating expenses	9.6	9.3	10.3	11.2	(6.3)
(Gain) loss on disposal of equipment, net	(0.0)	0.0	0.2	nm	nm

Expenses before reimbursable items	59.3	58.5	58.4	8.6	5.7
Reimbursable items	24.2	26.1	28.2	(0.8)	(2.1)

Total operating expenses	83.5	84.6	86.6	5.7	3.2

Operating income	16.5	15.4	13.4	14.5	21.3
Nonoperating income	0.6	0.3	0.7	96.4	(44.1)

Income before income taxes, minority interest and equity in income of joint ventures	17.1	15.7	14.1	16.2	18.5
Income taxes	6.1	6.0	5.5	7.5	15.6
Minority interest in consolidated subsidiary’s net income	(0.0)	(0.0)	(0.0)	nm	nm
Equity in income of joint ventures	2.2	2.0	1.8	15.5	14.4

Net income	13.2%	11.7	10.4	20.5	19.3

FINANCIAL REVIEW

This Financial Review provides a discussion of critical accounting policies, related party transactions and off-balance sheet arrangements. This Financial Review also discusses the results of operations, financial position, liquidity and capital resources of TSYS and outlines the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes and Selected Financial Data are an integral part of this Financial Review and should be read in conjunction with it.

Critical Accounting Policies

TSYS® (The Company’s) financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed.

RISKS AND UNCERTAINTIES AND USE OF ESTIMATES: Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing clients, an inability to attract new clients and grow internationally, loss of a major customer, an inability to grow through acquisitions or successfully integrate acquisitions, an inability to control expenses, technology changes, financial services consolidation, changes in regulatory requirements, a decline in the use of cards as a payment mechanism, a decline in the financial stability of the Company’s clients and uncertain economic conditions. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In preparing these consolidated financial statements, it is necessary for management to make assumptions and estimates affecting the amounts reported in the consolidated financial statements and related notes. These estimates and assumptions are developed based upon all information available. Actual results can differ from estimated amounts.

A summary of the Company’s critical accounting policies follows:

ACCOUNTS RECEIVABLE: Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $8.0 million and $5.4 million at December 31, 2002 and December 31, 2001, respectively. The allowance represents 6.2% and 4.5% of total accounts receivable at December 31, 2002 and December 31, 2001, respectively. TSYS’ client base mainly consists of financial institutions and other card issuers such as retailers. A substantial amount of the Company’s account receivable balances are current and the average number of days sales outstanding in accounts receivable at December 31, 2002 was 49 days.

TSYS records allowances for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior history with specific clients of accounts receivable write-offs and prior history of allowances in proportion to the overall accounts receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company’s large clients could have an adverse and material effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.

Increases and decreases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in the Company’s consolidated statements of income. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

TSYS records allowances for billing adjustments for actual and potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. Increases in the allowance for billing adjustments are recorded as a reduction of revenues in the Company’s consolidated statements of income and actual adjustments to invoices are charged against the allowance for billing adjustments.

REVENUE RECOGNITION: The Company’s electronic payment processing revenues are derived primarily from long-term processing contracts with financial and nonfinancial institutions and are recognized as the services are performed. Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. The terms of processing contracts generally range from three to ten years in length.

The Company’s other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities and client relationship management services, such as call center activities for card activation and balance transfer requests. The contract terms for these services are generally shorter in nature. Revenue is recognized on these other services either on a per unit or a fixed price basis. The Company uses the percentage of completion method of accounting for its fixed price contracts.

CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. These costs, primarily consisting of cash payments for rights to provide processing services and internal conversion and software development costs, are amortized using the straight-line method over the contract term beginning when the client’s cardholder accounts are converted and producing revenues. All costs incurred prior to a signed agreement are expensed as incurred.

The amortization of contract acquisition costs associated with cash payments is recorded net of revenues in the Company’s consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company’s consolidated statements of income. The Company evaluates the carrying value of contract acquisition costs for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company’s estimates of future cash flows differ from actual results.

SOFTWARE DEVELOPMENT COSTS: The Company develops software that is used in providing electronic payment processing and other services to clients. Software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detail program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available to clients for general use. The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

The Company also develops software that is used internally. Software development costs that are modifications to existing internal-use software that result in additional functionality are capitalized based upon Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Internal-use software development costs are capitalized once (a) preliminary project stage is completed, (b) management authorizes and commits to funding a computer software project, and (c) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to seven years unless another systematic and rational basis is more representative of the software’s use.

Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

TRANSACTION PROCESSING PROVISIONS: The Company has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones and known processing errors not covered by insurance.

These accruals are included in other current liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other operating expenses in the Company’s consolidated statements of income and payments or credits for performance penalties and processing errors are charged against the accrual.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, such as contract acquisition costs and computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Related Party Transactions

At December 31, 2002, Columbus Bank and Trust Company (CB&T) owned 159,630,980 shares (81.0%) of TSYS common stock.

Acquisitions

Upon the recommendation of a special committee of TSYS directors on October 15, 2002, the Board of Directors of TSYS approved the purchase of ProCard, Inc. from Synovus Financial Corp. (Synovus) for $30.0 million in cash. ProCard is a provider of software and Internet tools designed to assist organizations with the management of purchasing, travel and fleet card programs. ProCard’s software solutions have been integrated into TSYS’ processing solutions. On November 1, 2002, TSYS completed the ProCard acquisition.

Because the acquisition of ProCard was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in accordance with Financial Accounting Standards Board’s Statement No. 141 (SFAS 141). In accordance with the provisions of SFAS 141, TSYS has restated its consolidated financial statements for periods prior to the acquisition that Synovus controlled both ProCard and TSYS to include the financial position, results of operations and cash flows of ProCard since May 2000.

Effective January 1, 2002, TSYS acquired TSYS Total Debt Management, Inc. (TDM) from Synovus in exchange for 2,175,000 newly issued shares of TSYS common stock with a market value of $43.5 million at the date of acquisition. Prior to the acquisition, TDM operated as a wholly owned subsidiary of Synovus, providing third-party collection services. TDM operates as a separate wholly owned subsidiary of TSYS.

Because the acquisition of TDM was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in accordance with SFAS 141 and has reflected the results of operations of TDM in the Company’s consolidated financial statements beginning January 1, 2002. The Company did not restate periods prior to 2002 because such restatement was not significant.

Refer to Note 12 for more information on TSYS acquisitions.

Balance Sheets

TSYS maintains deposit accounts with CB&T, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with CB&T of $85.7 million and $48.6 million at December 31, 2002 and 2001, respectively.

The Company maintains restricted cash balances on deposit with CB&T. The restricted cash balances relate to cash balances collected on behalf of clients and are held in escrow. At December 31, 2002, the Company had restricted cash balances of $4.0 million on deposit with CB&T.

TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2002, 2001 or 2000.

TSYS paid cash dividends to CB&T in the amount of approximately $10.3 million, $9.1 million and $7.1 million in 2002, 2001 and 2000, respectively. TSYS received cash dividends from its equity method joint ventures of approximately $17.9 million, $7.1 million and $5.4 million in 2002, 2001 and 2000, respectively. Additionally, as part of the modification to the joint venture agreement in 2001, TSYS received a capital distribution of approximately $3.3 million from TSYS de México.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and its affiliates, Vital and TSYS de México. At December 31, 2002 and 2001, the Company had accounts receivable balances of $1.6 million and $1.3 million, respectively, associated with related parties. At December 31, 2002 and 2001, the Company had accounts payable balances of $76,188 and $68,963, respectively, associated with related parties. At December 31, 2002 and 2001, the Company had a current liability related to trustee fees payable to Synovus of $87,461 and $79,532, respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and its affiliates, as well as its equity method joint ventures TSYS de México and Vital.

The table below details revenues derived from affiliated companies for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

Electronic payment processing services:
Vital	$15,116,769	15,069,633	14,133,348
CB&T and affiliates	3,425,785	3,274,862	3,333,229
Synovus and nonbanking affiliates	488,148	433,223	236,226
TSYS de México	44,788	15,961,010	15,808,559

Total electronic payment processing services	$19,075,490	34,738,728	33,511,362

Other services:
CB&T and affiliates	$5,575,853	5,789,004	6,105,258
Synovus and nonbanking affiliates	959,250	641,701	487,774
Vital	28,121	22,447	12,323

Total other services	$6,563,224	6,453,152	6,605,355

Reimbursable items:
Vital	$8,464,318	7,569,155	857,637
CB&T and affiliates	1,173,370	1,065,103	1,123,696
Synovus and nonbanking affiliates	53,781	243,582	536,025
TSYS de México	237,519	958,400	820,584

Total reimbursable items	$9,928,988	9,836,240	3,337,942

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2002, 2001 and 2000 by expense category:

	2002	2001	2000

Salaries and other personnel expense:
Trustee fees paid to Synovus	$525,189	558,303	345,018

Total salaries and other personnel expense	$525,189	558,303	345,018

Net occupancy and equipment expense:
Rent paid to TSYS by CB&T	$(39,405)	(39,405)	(39,405)
Rent paid to Synovus by TSYS	377,285	211,878	20,807
Rent paid to TSYS by Synovus	(537,140)	(454,926)	(197,597)

Total net occupancy and equipment expense	$(199,260)	(282,453)	(216,195)

Other operating expenses:
Management fees paid to Synovus	$8,078,484	8,606,544	9,774,099
Management fees paid by Synovus	—	(1,497,000)	(504,967)
Processing support fees paid to TSYS de México	916,538	300,587	—
Service fees paid to Vital	325,000	—	—
Data processing service fees paid to TSYS by Synovus	(24,900)	(24,900)	(88,706)
Data processing service fees paid to Vital	123,381	327,240	273,291
Lockbox fees paid to Synovus	—	100,697	1,688,676
Banking service fees paid by TSYS to CB&T	43,479	46,345	68,004

Total other operating expenses	$9,461,982	7,859,513	11,210,397

Prior to the acquisition of ProCard by TSYS, Synovus paid TSYS a management fee for assisting in managing ProCard. The management fee was $252,500, $303,000 and $176,544 in 2002, 2001 and 2000, respectively.

Nonoperating Income	2002	2001	2000

Interest income from CB&T	$1,082,405	2,305,617	4,772,461

Stock Options

Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2002, 2001 and 2000 as follows:

	2002	2001	2000

Number of shares under options	147,548	3,069,055	492,309

Weighted average exercise price	$26.50	$28.60	$12.50

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant, with the exception of the performance-accelerated options described below.

In 2001, Synovus granted performance-accelerated stock options to certain key TSYS executives. The exercise price per share is equal to the fair market value at the date of grant. The options are subject to a seven-year cliff vesting, but the exercisability may be accelerated if the market price of Synovus common stock exceeds $40, $45 and $50.

Refer to Note 6 for more information on stock options.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

Off-Balance Sheet Arrangements

OPERATING LEASES: As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment, software and facilities. These leases allow the Company to provide the latest technology while avoiding the ownership risk of technological obsolescence. Neither the assets nor obligations related to these leases are included in the accompanying consolidated balance sheets. One of the Company’s most significant leases is its synthetic lease for its corporate campus (see the discussion under Additional Cash Flow Information — Off-Balance Sheet Financing and Contractual Cash Obligations and Note 9 to the Consolidated Financial Statements).

Recent Accounting Pronouncements

As a result of the Financial Accounting Standards Board’s (FASB’s) Emerging Issues Task Force 01-14 (EITF 01-14), formerly known as Staff Announcement Topic D-103, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” the Company has included reimbursements received for out-of-pocket expenses as revenue. Historically, TSYS had not reflected such reimbursements in its consolidated statements of income. One of the largest reimbursement expenses for which TSYS is reimbursed by clients is postage.

EITF 01-14 was adopted by the Company on January 1, 2002. Upon adoption of EITF 01-14, comparative financial statements for all prior periods have been reclassified to provide a consistent presentation.

In June 2001, FASB issued Statement No. 143 (SFAS 143), “Accounting for Asset Retirement Obligations.” SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In April 2002, the FASB issued Statement No. 145 (SFAS 145), “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. Interpretation No. 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has one lease guarantee which is described in Note 9 to these consolidated financial statements.

At the November 21, 2002 Emerging Issues Task Force (EITF) meeting, the Task Force ratified as a consensus the tentative conclusions it reached at the October 25, 2002 EITF meeting regarding Emerging Issues Task Force 00-21 (EITF 00-21), “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Those activities may involve the delivery or performance of multiple products, services, and/or rights to use assets, and performance may occur at different points in time or over different periods of time. The arrangements are often accompanied by initial installation, initiation, or activation services and generally involve either a fixed fee or a fixed fee coupled with a continuing payment stream. The continuing payment stream generally corresponds to the continuing performance and may be fixed, variable based on future performance, or composed of a combination of fixed and variable payments. EITF 00- 21 addresses how to account for those arrangements. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may also elect to report the change in accounting as a cumulative-effect adjustment, in which case disclosure should be made, in periods subsequent to the date of initial application, of the amount of recognized revenue that was previously included in the cumulative effect adjustment. Management has not yet determined the effect or its adoption alternative of EITF 00-21 on TSYS’ financial position, results of operations and cash flows.

In December 2002, the FASB issued Statement No. 148 (SFAS 148), “Accounting for Stock- Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS 148 amends FASB Statement No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For enterprises such as the Company with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

In 2002, the Company renewed its operating lease agreement with a special purpose entity (SPE) for the Company’s corporate campus. If the financing arrangement for the campus is not restructured, Interpretation No. 46 will require TSYS to consolidate the SPE effective with the reporting period beginning July 1, 2003. The estimated fair value of the campus buildings and real property at January 1, 2003 was approximately $93.0 million. Consolidation would also require TSYS to consolidate the SPE’s results of operations, including depreciation and interest expense. The Company can withdraw from the lease agreement by providing a 60-day written notice. Management is currently evaluating its alternatives with respect to the campus financing and the impact Interpretation No. 46 will have on the Company’s financial position, results of operations and cash flows if the Company is required to consolidate the operations of the SPE.

Results of Operations

Revenues

TSYS’ revenues are derived from providing electronic payment processing and related services to financial and nonfinancial institutions, generally under long-term processing contracts. TSYS’ services are provided through the Company’s cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States, Mexico, Canada, Honduras, the Caribbean and Europe. The Company currently

							Percent Change:
	2002		2001		2000
							2002	2001
(in millions)	AOF	%	AOF	%	AOF	%	vs 2001	vs 2000

Consumer	148.8	60.5	127.2	58.2	90.7	46.5	16.9	40.3
Retail	77.3	31.4	73.5	33.6	90.1	46.2	5.2	(18.5)
Commercial	19.8	8.1	17.8	8.2	14.4	7.3	11.5	23.8

Total	245.9	100.0	218.5	100.0	195.2	100.0	12.5	11.9

offers merchant services to financial institutions and other organizations in Japan through its majority owned subsidiary, GP Network Corporation (GP Net), and in the United States through its joint venture, Vital Processing Services L.L.C. (Vital).

Electronic Payment Processing Services

Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, credit bureau requests, credit cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value and commercial card accounts. Due to the number of cardholder accounts processed by TSYS and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow.

Due to the somewhat seasonal nature of the credit card industry, TSYS’ revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth in card portfolios of existing clients, the conversion of cardholder accounts of new clients to the Company’s processing platforms, and the loss of cardholder accounts impact the results of operations from period to period. Another factor, among others, which may affect TSYS’ revenues and results of operations from time to time is the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another third-party processor. Consolidation in either the financial services or retail industries, a change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS’ financial position, results of operations and cash flows in the future.

Electronic payment processing services revenues increased 7.9%, or $45.5 million, for the year ended December 31, 2002, compared to the year ended December 31, 2001, which increased 11.9%, or $60.7 million, compared to the year ended December 31, 2000.

The Company did experience a drop in transaction and authorization volumes on September 11, 2001, and the following weeks as a result of the terrorist attacks. In the ensuing weeks, those processing volumes returned to normal levels as consumers resumed their daily activities. TSYS did not experience any material negative financial impact as a result of the September 11th terrorist attacks. The Company has experienced a delay by potential clients of pursuing processing agreements as those clients focus on matters such as disaster recovery and other internal processes. Future terrorist attacks or war may result in the Company experiencing lower than anticipated transaction and authorization volumes which may have a material adverse effect on the Company’s financial position, results of operations and cash flow.

Based upon available market share data that includes cards processed in-house, the Company believes it has a 21% market share of the domestic Visa and MasterCard consumer card processing arena; an 86% share of the Visa and MasterCard domestic commercial card processing market; an 18% share of the domestic retail card processing market; and a 4% market share of the U.S. off-line debit processing market at the end of 2002. The Company believes it has significant growth opportunities as in-house processors and issuers processed by competitors realize the potential for reduced costs and better portfolio performance offered through TSYS’ processing solutions.

The Company provides card processing services to its clients issuing commercial, retail and consumer cards. Commercial cards include purchasing cards, corporate cards and fleet cards for employees. Retail cards include private label and gift cards. Consumer cards include Visa and MasterCard bank and debit cards as well as student loan accounts, American Express cards and stored value cards. The table above summarizes TSYS’ accounts on file (AOF) by portfolio type at December 31, 2002, 2001 and 2000.

The average number of cardholder accounts on file increased 12.6% to 232.1 million in 2002, compared to 206.1 million in 2001, which represented a 5.9% increase over 194.6 million in 2000. At December 31, 2002, TSYS’ cardholder accounts on file were approximately 245.9 million, compared to 218.5 million and 195.2 million at December 31, 2001 and 2000, respectively. The change in cardholder accounts on file at December 31, 2002, as compared to December 31, 2001, included the purging of 9.7 million accounts, the addition of approximately 22.9 million accounts attributable to the internal growth of existing clients, and approximately 14.2 million accounts added for new clients. The change in

							Percent Change:
	2002		2001		2000
							2002	2001
(in millions)	AOF	%	AOF	%	AOF	%	vs 2001	vs 2000

Domestic	215.4	87.6	190.4	87.1	178.4	91.4	13.1	6.6
International	30.5	12.4	28.1	12.9	16.8	8.6	8.3	66.9

Total	245.9	100.0	218.5	100.0	195.2	100.0	12.5	11.9

cardholder accounts on file at December 31, 2001, as compared to December 31, 2000, included the deconversion of 5.1 million accounts, the purging of 11.8 million accounts, the addition of approximately 24.2 million accounts attributable to the internal growth of existing clients, and approximately 16.0 million accounts added for new clients.

At December 31, 2002, TSYS was processing approximately 148.8 million consumer card accounts, a 16.9% increase from the approximately 127.2 million being processed at year-end 2001, which was a 40.3% increase over the 90.7 million at year-end 2000. The increase in consumer accounts in 2002 was primarily the result of the internal growth of existing clients, the transformation by clients of their portfolio mix from retail cards to consumer cards, and the addition of student loan accounts. The increase in consumer accounts in 2001 was primarily the result of converting the portfolios of The Royal Bank of Scotland Group plc (RBS) and Allied Irish Banks plc (AIB). Future growth in consumer card revenue is dependent upon increased card activity, continued internal growth in existing clients’ portfolios and the acquisition of new clients. Also impacting the increase in consumer cards is the number of retail card accounts that are being converted to consumer card accounts (more information is provided in the discussion of retail card accounts below.)

In April 2002, the Company announced that it had entered into a long-term agreement with Accenture valued in excess of $120 million to provide processing services for the U.S. Department of Education. TSYS began processing all student loan originations for the Department of Education on April 26, 2002, and was processing 5.4 million student loan accounts at December 31, 2002. The agreement also involves converting all existing student loan accounts to TSYS during several phases. The conversion phases are scheduled to be completed in the third quarter of 2003, and TSYS estimates it will be processing a total of 11 million student loan accounts after completion of these conversions.

TSYS is a major third-party processor of retail accounts. At December 31, 2002, TSYS was processing approximately 77.3 million retail card accounts, a 5.2% increase over the approximately 73.5 million being processed at year-end 2001, which represented an 18.5% decrease over the 90.1 million at year-end 2000. The increase in retail accounts in 2002 was the result of adding 7.1 million retail accounts for a new client, offset by the portfolio “flip” of retail accounts to a MasterCard portfolio. The majority of the 16.6 million decrease in retail accounts in 2001, as compared to 2000, was the result of a portfolio “flip” of retail accounts to a MasterCard portfolio. Traditional retail card operations are beginning to increase the activity of their portfolios by converting inactive accounts to Visa or MasterCard accounts. TSYS is able to provide its extensive processing tools and techniques, as well as value-added functionality, to traditional retail card operations allowing better segmentation and potentially increased profitability for clients.

TSYS also provides processing services for commercial cards. At December 31, 2002, TSYS was processing approximately 19.8 million commercial card accounts, an 11.5% increase over the 17.8 million commercial card accounts being processed at year-end 2001, which was a 23.8% increase over the approximately 14.4 million being processed at year-end 2000. Future growth in commercial card revenue is expected to result from increased card activity as more business purchasing is transacted electronically and as additional firms realize the benefits of converting their paper-based purchasing systems to electronic transactions.

TSYS provides processing services to its clients worldwide and plans to continue to expand its service offerings internationally in the future. In 2000, the Company announced the signing of RBS and AIB to multiyear processing agreements. The portfolios of both clients, approximately nine million accounts, were fully converted by the third quarter of 2001. The table above summarizes TSYS’ AOF by area based on the geographic domicile of processing clients at December 31, 2002, 2001 and 2000.

On August 6, 2002, TSYS announced the signing of a 10-year processing agreement with CIBC to process more than 5 million Visa accounts. The portfolio is expected to be converted in early 2003 to TS2. In a separate agreement, TSYS announced in January 2002 that it would process the new “entourage” line of American Express products for CIBC, including Canada’s first nationwide chip card. TSYS has supported other CIBC card products since 1994.

The Company’s electronic payment processing service revenues are also impacted by the use of optional value added products and services of TSYS’ processing systems. Value added products and services are optional features that each client can choose to subscribe in order to potentially increase the financial performance of its portfolio. Value added products and services include: risk management tools and techniques, such as credit evaluation, fraud detection and prevention, and behavior analysis tools; and revenue enhancement tools, such as loyalty programs and bonus rewards. For the years ended December 31, 2002, 2001 and 2000, value added products and services represented 12.7%, 11.7% and 10.4% of total revenues, respectively. Revenues from these products and services increased 16.3%, or $17.0 million, for 2002 compared to 2001, and increased 19.1%, or $16.7 million, for 2001 compared to 2000. The Company changed its accounting policy in early 2001 for recognizing revenue for one of the value added products and services it offers clients. Prior to that time, the Company was recognizing revenue one month in arrears. Due to the availability of historical data the Company has accumulated over a period of time, the Company determined that it could reasonably estimate its monthly revenue with some precision. During 2001, the Company recognized, as a result of the change, thirteen months of revenue, or an additional $1.4 million, for this one value added product and service.

In 2000, the Company announced that it had entered the Asian card market by purchasing a controlling equity interest in GP Network Corporation (GP Net), an established electronic payment processing company for more than 100,000 merchants in Japan. GP Net’s revenues are included in electronic payment processing revenues and were not significant to total revenues during 2002, 2001 or 2000. In 2000, TSYS also opened a branch office in Japan to facilitate its start-up of processing services for card-issuing financial institutions and retailers in the Asia Pacific region.

Other Services

Revenues from other services consist primarily of revenues generated by mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client service, collections and account solicitation services. Revenues associated with TSYS’ wholly owned subsidiaries, Columbus Depot Equipment Company (CDEC), Columbus Productions, Inc. (CPI) and TDM are included in other service revenues. CDEC provides TSYS clients with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. CPI provides full-service commercial printing services to TSYS clients and others. TDM provides recovery collections work, bankruptcy process management, legal account management and skip tracing.

Revenues from other services increased $19.3 million, or 22.2%, in 2002, compared to 2001. In 2001, revenues from other services decreased $8.5 million, or 9.0%, compared to 2000. The majority of revenues from other services are generated by TSYS business process management (BPM) services and TDM. The majority of the increase in 2002 relates to TDM, which TSYS acquired from Synovus effective January 1, 2002. During 2001, the largest client of BPM services stopped outsourcing certain functions as a result of changes in economic uncertainties, business contraction and discontinuing certain services. As a result, BPM revenues during 2001 were negatively impacted.

Major Customers

A significant amount of the Company’s revenues is derived from long-term contracts with large clients, including certain major customers. Processing contracts with large clients, representing a significant portion of the Company’s total revenues, generally provide for discounts on certain services based on the size and activity of clients’ portfolios. Therefore, electronic payment processing revenues and the related margins are influenced by the client mix relative to the size of client card portfolios, as well as the number and activity of individual cardholder accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a changing client mix toward larger clients.

Bank of America Corporation, a major customer, has a long-term processing agreement with the Company through 2009. Bank of America accounted for approximately 19%, 18% and 18% of total revenues for the years ended December 31, 2002, 2001 and 2000, respectively. The loss of Bank of America, or any other major or significant clients, could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company has a long-term processing relationship with Providian Financial Corporation (Providian), one of the largest bankcard issuers in the nation. In October 2001, the Company announced it signed a multi-year extension to its long-term credit card-processing agreement with Providian until 2011, which included a cash payment for processing rights of $12.7 million. Providian accounted for approximately 13%, 19% and 16% of total revenues for the years ended December 31, 2002, 2001 and 2000, respectively.

In late 2001, Providian made several announcements regarding concerns about its financial status, related changes in management and the sale of a portion of its portfolio. As a result of these announcements, TSYS management is actively monitoring Providian’s status through frequent interaction. The loss of Providian, or any other major or significant clients, could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

During 2002, Providian contracted with TSYS to perform back-up servicing in the case of default (trigger event) on its Gateway Master Trust portfolio. Based on contact with Providian’s senior management, TSYS does not anticipate that the trigger event will occur. The revenues generated from providing back-up servicing for Providian have not had a material impact upon TSYS’ revenues.

The Company works to maintain a large and diverse customer base across various industries. In addition to its two major customers, the Company has other large clients representing a significant portion of its total revenues. The loss of any one of the Company’s large clients could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Reimbursable Items

As a result of the Financial Accounting Standards Board’s (FASB’s) Emerging Issues Task Force 01-14 (EITF 01-14), formerly known as Staff Announcement Topic D-103, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” the Company has included reimbursements received for out-of-pocket expenses as revenue. Historically, TSYS had not reflected such reimbursements in its consolidated statements of income. The largest reimbursement expense for which TSYS is reimbursed by clients is postage. Reimbursable items decreased $1.9 million, or 0.8%, in 2002, as compared to 2001. Reimbursable items decreased $5.0 million, or 2.1%, in 2001, as compared to 2000. The decrease is the result of certain clients decreasing mailing activities, such as the reissuance of cards, and the loss of certain clients.

Operating Expenses

As a percentage of revenues, operating expenses decreased in 2002 to 83.5%, compared to 84.6% and 86.5% for 2001 and 2000, respectively. The principal decreases in operating expenses as a percentage of revenue in 2002 as compared to 2001 resulted from a company-wide emphasis on expense control, a decrease in reimbursable items, reduction in expenses associated with computer equipment and software rentals and a decrease in rent expense on the campus facility. The principal decreases in operating expenses as a percentage of revenue in 2001 as compared to 2000 resulted from a concerted emphasis on expense control, decrease in management fee income paid by Synovus, a focus on improved processes, lower provisions for bad debt expense, lower provisions for transaction processing accruals and a reduction in amortization of contract acquisition costs. Operating expenses were $797.5 million in 2002, compared to $754.6 million in 2001 and $731.6 million in 2000.

Salaries and other personnel expense increased 12.1% in 2002 over 2001, compared to 11.3% in 2001 over 2000. A significant portion of TSYS’ operating expenses relates to salaries and other personnel costs. During 2002, the average number of employees increased to 5,267, compared to 4,943 in 2001 and 4,697 in 2000. The majority of the increase in the number of employees for 2002 compared to 2001 related to the acquisition of TDM. The change in total employment costs consists of increases of $53.1 million, $40.3 million and $28.6 million in 2002, 2001 and 2000, respectively, associated with the growth in the number of employees, normal salary increases and related employee benefits. These increases were partially offset by $42.9 million, $22.2 million and $9.1 million in 2002, 2001 and 2000, respectively, invested in software development and contract acquisition costs.

Due to the importance of technology to its business, a significant portion of TSYS’ employees are programmers— approximately 23.1% in 2002, compared to 21.7% and 20.2% in 2001 and 2000, respectively. The Company participates in the state of Georgia’s incentive program called Intellectual Capital Partnership Program (ICAPP). ICAPP is a commitment by the state of Georgia to provide classrooms, teachers, computer equipment and high-tech training designed to meet Georgia businesses’ needs for technical analysts, computer systems personnel and mainframe programmers. As of December 31, 2002, approximately 729 graduates of ICAPP had become full-time employees of TSYS. The Company considers ICAPP to be a very successful program and plans to continue to utilize ICAPP in the future to fulfill entry-level programming and other technical positions. Although TSYS has not experienced difficulty in recruiting programming personnel, there can be no assurance that TSYS will be able to continue to recruit, hire and retain sufficient numbers of technical personnel necessary to support its continued growth.

Net occupancy and equipment expense increased 1.9% in 2002 over 2001, compared to 4.7% in 2001 over 2000. Depreciation and amortization expense increased $5.9 million, or 12.9%, to $51.5 million for the year ended December 31, 2002, compared to $45.6 million for the year ended December 31, 2001, which increased $7.9 million, or 20.9%, from $37.7 million for the year ended December 31, 2000. Due to rapidly changing technology in computer equipment and software, TSYS’ equipment and software needs are fulfilled primarily through operating leases. Equipment and software rental expense was $74.8 million for the year ended December 31, 2002, a decrease of $4.2 million, or 5.3%, compared to $79.0 million for the year ended December 31, 2001, a decrease of $1.4 million, or 1.8%, compared to $80.4 million for the year ended December 31, 2000. TSYS continues to make a concerted effort to improve processing productivity and implement cost controls.

TSYS continues to monitor and assess its building, software and computer equipment needs as it positions itself for future growth and expansion. The Company had entered into an operating lease agreement relating to its corporate campus with a special purpose entity (SPE). Under the agreement, the lessor, a special purpose entity, purchased the land, obtained financing from a syndicate of banks, paid the construction and development costs and leased the facilities to the Company. The lease provided for substantial residual value guarantees and includes purchase options at the original cost of the property. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are the obligations of the Company.

In November 2002, the Company’s operating lease agreement relating to the corporate campus expired. The Company had the option to either renew the lease subject to prevailing market rates or purchase the property at its original cost. The Company renewed the campus lease for a period of up to twelve months. The lease provides for a substantial residual value guarantee, up to $81.4 million, and includes purchase options at the original cost of the property.

The terms of this lease financing arrangement require, among other things, that the Company maintain certain minimum financial ratios and provide certain information to the lessor. TSYS is also subject to interest rate risk associated with the lease on its campus facilities because of the short-term variable rate nature of the SPE’s debt. The payments under the operating lease arrangement, which can be locked in for six-month intervals, are tied to the London Interbank Offered Rate (LIBOR) plus a margin ranging from 95 basis points to 185 basis points. In the event that LIBOR rates increase, operating expenses could increase proportionately.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” which is an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities which have certain characteristics. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. This Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest acquired before February 1, 2003.

If the arrangement described above is not restructured, Interpretation No. 46 will require TSYS to consolidate the operations of the SPE. The estimated fair value of the campus buildings and real property at January 1, 2003 was approximately $93.0 million. TSYS will also be required to consolidate the SPE’s results of operations, including depreciation and interest expense. The Company can withdraw from the lease agreement by providing a 60-day written notice. Management is currency evaluating its alternatives with respect to the campus financing and the impact Interpretation No. 46 will have on the Company’s financial position, results of operations and cash flows.

In 2000, TSYS purchased a 40,000 square-foot building and equipment in York, England for approximately $13.0 million. The building houses client service and administrative personnel for TSYS Europe. The Company has leased back 17,000 square-feet to the previous owner. Although it only began processing accounts for its new European clients during the last six months of 2001, the Company had to build the necessary infrastructure in order to begin processing those accounts in 2001. Through 2001, the Company incurred $16.4 million of operating expenses, net of revenues, related to the expansion in Europe.

In 2000, TSYS broke ground on a 33,000 square foot childcare facility, which is located on the northeast corner of the campus. The new facility offers the Company’s employees an alternative option for childcare needs. The facility was completed at a cost of approximately $3.5 million and opened in August 2001. The Company expects to recover a significant portion of its building costs through future state tax credits from the state of Georgia for setting up a company-sponsored childcare facility.

Other operating expenses increased 11.2% in 2002 compared to 2001, and decreased 6.3% in 2001 compared to 2000. Other operating expenses were impacted by the amortization of contract acquisition costs, the provision for bad debt expense, the provision for transaction processing accruals and the amount of management fee income TSYS received from Synovus for management services TSYS provided to TDM. Amortization of contract acquisition costs associated with conversions was $3.5 million, $387,000 and $3.2 million in 2002, 2001 and 2000, respectively. For 2002, 2001 and 2000, transaction processing provisions were $6.5 million, $1.4 million and $5.7 million, respectively. For 2002, 2001 and 2000, bad debt expense was $2.7 million, $683,000 and $1.6 million, respectively. TSYS received $1.5 million in 2001, and $505,000 in 2000 for management services from Synovus related to TDM.

Operating Income

Operating income increased 14.5% to $157.7 million in 2002, compared to $137.7 million in 2001, which was an increase of 21.3% over 2000 operating income of $113.5 million. The operating income margin increased to 16.5% in 2002, compared to 15.4% and 13.5% in 2001 and 2000, respectively. The increase in operating income in 2002 and 2001 was the result of the Company’s continued commitment to contain the growth in operating expenses below the growth rate in revenues as well as other factors described above. Excluding reimbursable items, the Company’s operating profit margin for 2002 was 21.8%, compared to 20.9% and 18.7% in 2001 and 2000, respectively.

Nonoperating Income

Nonoperating income increased in 2002 compared to 2001 and decreased in 2001 from 2000 primarily due to foreign currency translation gains and the amount of interest the Company earned on its cash investments.

Interest income for 2002 was $2.6 million, a 5.9% decrease compared to $2.8 million in 2001, which was a 46.0% decrease compared to $5.2 million in 2000. The variation in interest income is primarily attributable to the fluctuations in the cash available for investment and lower short-term interest rates.

In 2002, the Company reclassified a portion of its investment in its UK operation to an intercompany loan. The financing requires the unit to repay the financing in US dollars. The functional currency of the European operations is the British Pound Sterling. As the Company translates the European operations’ statements into US dollars, the translated balance of the financing (liability) is adjusted upward or downward to match the US-dollar obligation (receivable) on the parent company’s financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation. As a result of the favorable change in exchange rates, the Company recorded a foreign currency translation gain of $3.0 million related to the Company’s financing of its European operations during 2002. The balance outstanding on the financing at December 31, 2002 was approximately $7.3 million.

As a result of providing financing through an intercompany loan to its UK operations, the Company has a greater exposure to currency risk. The Company is exploring potential hedging instruments to safeguard it from significant foreign currency translation risks.

Income Taxes

Income tax expense was $57.9 million, $53.9 million and $46.6 million in 2002, 2001 and 2000, respectively, representing effective income tax rates of 31.5%, 34.0% and 34.7%, respectively. The calculation of the effective tax rate includes minority interest in consolidated subsidiary’s net income and equity in income of joint ventures in pretax income. TSYS’ decrease in its effective income tax rate for 2002 and 2001 was primarily due to the recognition of state and federal tax credits. The Company expects its tax rates in the future to increase over time as a result of federal and state tax credits growing at a slower rate than pretax income.

Equity in Income of Joint Ventures

TSYS’ share of income from its equity in joint ventures was $20.6 million, $17.8 million and $15.6 million for 2002, 2001 and 2000, respectively. The increase in 2002 and 2001 is primarily the result of Vital’s improved operating results as a result of operating efficiencies and increased transaction volumes.

Vital Processing Services L.L.C.

The Company considers Vital to be an integral part of its overall processing operations and an important part of its overall market strategy. Prior to forming the joint venture, TSYS performed back-end merchant processing services for its clients. The revenues and expenses associated with merchant processing were included in revenues, expenses and operating income. In 1996, the Company formed Vital with Visa U.S.A. in order to expand its merchant processing business. TSYS remains involved in the daily processing of Vital’s merchant clients, and within TSYS’ operating expenses are expenses related to merchant processing. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by Vital, provides processing services to Vital. For 2002, TSYS generated $23.6 million of revenue from Vital, compared to $22.7 million and $15.0 million in 2001 and 2000, respectively.

During 2002, the Company’s equity in income of joint ventures related to Vital was $19.8 million, a 23.6% increase, or $3.8 million, compared to $16.0 million in 2001, which was a 20.8% increase, or $2.8 million compared to $13.2 million in 2000. Vital’s improved operating efficiencies and growth in transaction volumes were the main factors in its improved financial results.

Vital is a leader in providing integrated end-to-end electronic transaction processing services primarily to large financial institutions and other merchant acquirers. Vital processes all payment forms including credit, debit, electronic benefit transfer and check truncation for merchants of all sizes across a wide array of retail market segments. Vital’s unbundled products and services include: authorization and capture of electronic transactions; clearing and settlement of electronic transactions; information reporting services related to electronic transactions; merchant billing services; and point of sale terminal sales and service. Vital’s products and services are marketed to merchant acquirers through a direct sales force, which concentrates on developing long-term relationships with existing and prospective clients.

Refer to Note 5 for condensed consolidated financial information for Vital.

Vital provides products and services through its merchant services offerings. Vital’s revenues are primarily generated from charges based on: the number of transactions processed; the number of merchant accounts on its systems; the number of reports provided (electronic and paper) to acquirers and merchants; and the sale and service of point of sale terminal equipment. Revenues generated by these activities depend upon a number of factors, such as demand for and price of Vital’s services, the technological competitiveness of its product offerings, Vital’s reputation for providing timely and reliable service, competition within the industry, and general economic conditions.

Processing contracts with large clients, representing a significant portion of Vital’s total revenues, generally provide for discounts on certain services based on the volume of transactions processed by the client. Transaction volumes are influenced by both the number and type of merchants. The growth or loss of merchants impacts the results of operations from period to period. Operating results may also be significantly impacted by a customer selling all or a portion of its merchant acquiring business. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in revenues being concentrated in a small number of customers.

Revenues for Vital increased $24.6 million, or 11.0%, in 2002, compared to 2001. In 2001, revenues increased $42.7 million, or 23.6%, compared to 2000. The increase in 2002 over 2001 was primarily the result of increases in the number of transactions processed (net of price reductions to certain customers), debit network transaction fees charged to customers and revenues associated with Vital’s terminal deployment business. The increase in 2001 over 2000 was primarily the result of increases in the number of transactions processed, the full year impact of Vital’s terminal deployment business (purchased in July 2000) and the impact of reimbursable expenses (postage and express courier charges) that were previously billed directly to Vital’s customers by TSYS.

Vital’s major expense items include salaries and other personnel expense and equipment expense. Salaries and other personnel expense, a significant portion of Vital’s operating expenses, consists of the cost of personnel who develop and maintain processing applications, operate computer networks and provide customer support; wages and related expenses paid to sales personnel; and costs associated with non-revenue producing customer support functions, administrative employees and management.

Other expenses consist primarily of the cost of network telecommunications capability; transaction processing systems including depreciation and amortization, maintenance and other system costs; third party service providers including TSYS and VISA; and terminal equipment cost of sales.

Vital has agreements with both TSYS and VISA to provide key services related to its business. Vital is dependent on both TSYS and VISA to perform on their obligations under these agreements. Vital’s results of operation could be significantly impacted by material changes in the terms and conditions of the agreements with TSYS and VISA, changes in performance standards and the financial condition of both TSYS and VISA.

Vital, as a limited liability corporation, is treated similar to a partnership for income tax purposes. As a result, no provision for current or deferred income taxes has been made in Vital’s financial statements. Vital’s taxable income or loss is reportable on the tax returns of its owners based on their proportionate interest in the joint venture.

TSYS de México

In 1993, the Company reached an agreement to form a joint venture with a number of Mexican banks and recorded, and continues to record, its 49% ownership in the joint venture using the equity method of accounting. The operation, Total System Services de México, S.A. de C.V. (TSYS de México), provided credit card related processing for the joint venture member banks and others. Recently, several joint venture participants have been acquired and have discontinued processing services with TSYS de México. This consolidation has resulted in TSYS de México having joint venture participants that are not also processing clients of the joint venture. In order to address this issue, during 2001, TSYS and its TSYS de México joint venture participants agreed to separate the electronic payment processing services that TSYS de México previously outsourced to TSYS from the primary services provided directly by the joint venture to its clients. The joint venture continues to print statements and provides card-issuing support services to the joint venture clients. As a result, new processing agreements were negotiated between the Mexican bank clients of the joint venture and TSYS.

The joint venture continues to share the profits among the joint venture participants from the services which the joint venture continues to provide. TSYS’ ownership percentage continues to be 49% of the joint venture, and TSYS uses the equity method of accounting because it does not control the operations of the joint venture. The net effect of the restructuring has been minimal and is resulting in a decrease in equity in income of joint ventures while TSYS’ electronic payment processing revenues and operating expenses increase. During 2002, the Company’s equity in income of joint ventures related to TSYS de México was $828,000, a 55.0% decrease, or $1.0 million, compared to $1.8 million in 2001, which was a 25.8% decrease, or $640,000, compared to $2.5 million in 2000. Electronic payment processing revenues from clients based in Mexico was $29.2 million for 2002, a 72.5% increase over the $16.9 million in 2001, which was a 1.7% increase over the $16.6 million in 2000. The increase in revenues is attributable to increased account on file growth of approximately 29.3% and the restructuring of the joint venture agreement.

The Company has been notified by its largest client in Mexico that the client intends to utilize its internal global platform and does not plan on renewing its processing agreement with TSYS when it expires in the first quarter of 2003. However, the client has indicated that the deconversion may be delayed until the third quarter of 2003. This client represents approximately 56% of TSYS’ revenues from Mexico. As a result, management expects that electronic payment processing revenues for 2003 from Mexico will decrease when compared to electronic payment processing revenues from Mexico for 2002 and 2001.

As a result of the restructuring of its joint agreement, TSYS agreed to pay TSYS de México a processing support fee for certain client relationship and network services that TSYS de México has assumed from TSYS. TSYS paid TSYS de México a processing support fee of $917,000 and $301,000 in 2002 and 2001, respectively.

Net Income

Net income increased 20.5% to $125.8 million (basic and diluted earnings per share of $0.64) in 2002, compared to 2001. In 2001, net income increased 19.3% to $104.4 million (basic earnings per share of $0.54 and diluted earnings per share of $0.53), compared to $87.5 million (basic and diluted earnings per share of $0.45) in 2000.

Projected Outlook 2003

TSYS expects its 2003 net income to exceed its 2002 net income by 12-15%. The assumptions underlying 2003’s net income forecast are an increase in revenues (excluding reimbursables) between 9-10%, an internal growth rate of accounts of existing clients of approximately 11% and a continued focus on expense management. The forecast does not include any revenues or expenses associated with signing and converting a major client.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The Consolidated Statements of Cash Flows show the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash flows generated from operations and the use of borrowed funds and lease financing to supplement financing of capital expenditures.

Cash Flows From Operating Activities

TSYS’ main source of funds is derived from operating activities, specifically net income. During 2002, the Company generated $197.6 million in cash from operating activities compared to $90.6 million and $168.0 million in 2001 and 2000, respectively.

The increase in 2002 in net cash provided by operating activities was related to changes in working capital and increased profitability. The decline in 2001 in net cash provided by operating activities was related to changes in working capital and cash commitments of expanding in Europe without the full year benefit of any processing revenues. The increase in 2000 in net cash provided from operating activities was driven by the increase in net income.

Cash Flows From Investing Activities

The major uses of cash provided by operations have been the internal development and purchase of computer software, the addition of property and equipment, primarily computer equipment, investments in contract acquisition costs associated with obtaining and serving new or existing clients, and business acquisitions, offset by cash dividends from joint ventures. The Company used $134.4 million in cash for investing activities in 2002, compared to $103.3 million and $128.7 million in 2001 and 2000, respectively.

Property and Equipment

Capital expenditures for property and equipment were $14.8 million in 2002, compared to $32.5 million in 2001 and $33.2 million in 2000. During 2001 and 2000, the Company began building the infrastructure necessary to establish an operations facility in Europe, which resulted in higher capital expenditures in those years as compared to 2002.

Computer Software

The Company added $66.5 million, $56.3 million and $78.8 million in 2002, 2001 and 2000, respectively, in additions to computer software. The additions for all three years include purchased computer software and developed computer software as further described below.

Purchased Computer Software

Expenditures for purchased computer software were $37.0 million in 2002, compared to $36.8 million in 2001 and $66.6 million in 2000. These additions relate to site licenses for mainframe processing systems. In 2000, the Company successfully negotiated a contract with one of its software vendors to provide a site license to benefit future periods.

Software Development Costs

Additions to software development costs, including enhancements to and development of TS2 processing systems, were $29.5 million in 2002, $19.5 million in 2001 and $12.2 million in 2000. As a result of discontinuing and abandoning development on three software development projects, the Company expensed $ 1.2 million and $6.1 million in software development costs in 2001 and 2000, respectively, as employment and other operating expenses that were previously capitalized.

Due to the complexity of the differences between the English language and Asian languages, computer systems require two bytes to store an Asian character compared to one byte in the English language. With the opening of a branch office in Japan to facilitate its marketing of card processing services, TSYS began modifying its current TS2 system to be able to accommodate language and currency differences with Asia, commonly referred to as the “double byte project.” During 2002, the Company capitalized $5.5 million, bringing the capitalized total to $9.5 million since the project began. The Company completed the core double-byte architecture during the second quarter of 2002. The Company is currency in the testing phase with the double-byte project.

The Company has finished developing a new commercial card system, which is built upon the architectural design of TS2. The new system provides enhanced reporting, multi-languages/ currencies, and global commercial card processing for multinational corporations on a single platform. The Company capitalized approximately $3.4 million for 2002, bringing the project total to $36.9 million. The Company placed the new system in service in late 2002.

The Company is developing its Integrated Payments Platform supporting the online and offline debit and stored value markets, giving clients access to all national and regional debit networks, EBT programs, and ATM driving and switching services for online debit processing. The Company capitalized approximately $4.6 million in 2002 on these projects, bringing the total capitalized costs to $6.9 million since the project began. The Company expects to complete the system in phases. Phase I is the core platform and provides for processing of EBT and off-line debit and is complete. Phase II, which consists of on-line debit processing, is expected to be completed by the end of the second quarter of 2003.

The Company continues to develop TSYS ProphIT®, a Web-based process management system that provides direct access to account information and other system interfaces to help streamline an organization’s business processes. TSYS ProphIT is being offered to TSYS’ existing clients. Continued enhancements to TSYS ProphIT will add increased and enhanced functionality to the core platform. The Company capitalized approximately $11.1 million in 2002 on TSYS ProphIT, bringing the total capitalized costs to $15.3 million since the project began. The development of TSYS ProphIT will continue as the software is enhanced for additional features.

Contract Acquisition Costs

TSYS makes cash payments for processing rights and incurs third-party development costs and other direct salary related costs in connection with converting new clients to the Company’s processing systems. The Company’s investments in contract acquisition costs were $44.0 million in 2002, $27.2 million in 2001 and $41.7 million in 2000. These amounts include cash payments for processing rights, third-party development costs and other direct salary related costs incurred in connection with converting new clients to the Company’s processing systems. Cash payments for processing rights were $25.7 million, $16.5 million and $40.5 million in 2002, 2001 and 2000, respectively. Conversion cost additions were $18.3 million, $10.7 million and $1.2 million in 2002, 2001 and 2000, respectively. Conversion costs were lower in 2000 as the result of less conversion activity due to clients concentrating on Year 2000 issues related to the century date changeover.

Cash Used in Acquisitions

Upon the recommendation of a special committee of TSYS directors, on October 15, 2002 the Board of Directors of TSYS approved the purchase of ProCard from Synovus for $30.0 million in cash. ProCard is a provider of software and Internet tools designed to assist organizations with the management of purchasing, travel and fleet card programs. On November 1, 2002, TSYS completed the acquisition. ProCard’s software solutions have been integrated into TSYS’ processing solutions. Because the acquisition of ProCard was a transaction between entities under common control, the Company is reflecting the acquisition at historical cost in accordance with SFAS 141. In accordance with the provisions of SFAS 141, TSYS restated its consolidated financial statements for periods that Synovus controlled both ProCard and TSYS to include the financial position, results of operations and cash flows of ProCard since May 2000.

Cash Dividends from Joint Ventures

Total cash dividends received from joint ventures was $17.9 million in 2002, compared to $10.4 million and $5.4 million in 2001 and 2000, respectively. As part of the restructured agreement for the Mexican joint venture, TSYS de Mexico made a capital distribution to its owners. TSYS received $3.3 million from TSYS de Mexico as its share of the capital distribution, which reduced TSYS’ investment in TSYS de Mexico. The $3.3 million capital distribution is included in the dividend for 2001.

Cash Flows From Financing Activities

The Company’s main use of cash in financing activities is the payment of cash dividends to shareholders. Dividends on common stock of $12.8 million were paid in 2002, compared to $11.2 million and $8.8 million in 2001 and 2000, respectively. On April 18, 2002, the Company announced a 16.7% increase in its quarterly dividend from $0.0150 to $0.0175 per share. The Company also increased the number of authorized shares from 300 million to 600 million. On February 26, 2001, the Company announced a 20% increase in its quarterly cash dividend from $0.0125 to $0.0150 per share.

In October 1999, the Company announced a plan to purchase up to 1.5 million shares of its common stock from time to time and at various prices over the next two years. During 2000, the Company purchased 130,400 shares for $2.1 million. The plan expired in October 2001.

Additional Cash Flow Information
Off-Balance Sheet Financing

TSYS uses various operating leases in its normal course of business. These “off-balance sheet” arrangements obligate TSYS under noncancelable operating leases for computer equipment, software and facilities, including the Company’s corporate campus. These computer and software lease commitments may be replaced with new lease commitments due to new technology. Management expects that, as these leases expire, they will be renewed or replaced by similar leases.

In 1997, the Company entered into an operating lease agreement relating to the corporate campus. The lease provides for a substantial residual value guarantee, up to $81.4 million, and includes purchase options at the original cost of the property. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company. The original campus lease expired November 2002. The Company had the option to either renew the lease subject to prevailing market rates or purchase the property at its original cost. The Company renewed the campus lease for a period of up to twelve months.

The terms of this lease financing arrangement require, among other things, that the Company maintain certain minimum financial ratios and provide certain information to the lessor. TSYS is also subject to interest rate risk associated with the lease on its campus facilities because of the short-term variable rate nature of the SPE’s debt. The payments under the operating lease arrangement, which can be locked in for six month intervals, are tied to LIBOR plus a margin ranging from 95 basis points to 185 basis points. In the event that LIBOR rates increase, operating expenses could increase proportionately.

The Company is currency evaluating its financing alternatives for 2003 after the renewal period expires and expects to refinance before June 2003 in a manner in which operating expenses will increase.

If the Company elects to purchase the property from the SPE, such funds would be used to repay the SPE loan facility. The Company has several options available for financing the purchase of the property. Sources of financing may include short-term and/or long-term borrowings from financial institutions or the issuance of equity or debt securities.

The following table summarizes future contractual cash obligations, including lease payments, as of December 31, 2002, for the next five years and thereafter:

	Contractual Cash Obligations

	Payments Due By Period

		1 Year			After
(dollars in millions)	Total	or Less	2-3 Years	4-5 Years	5 Years

Operating leases	$252.6	$84.4	127.9	34.1	6.2
Accounts payable/ Capital lease obligations	0.9	0.3	0.6	—	—
Purchase obligations	88.4	32.5	38.1	17.8	—
Campus lease	2.3	2.3	—	—	—

Total contractual cash obligations	$344.2	119.5	166.6	51.9	6.2

Significant Noncash Transaction

Effective January 1, 2002, TSYS acquired TDM in exchange for 2,175,000 newly issued shares of TSYS common stock with a market value of approximately $43.5 million. TDM operates as a wholly owned subsidiary of TSYS. This transaction increased Synovus’ ownership of TSYS to 81.1% on January 1, 2002.

Foreign Exchange

TSYS operates internationally and is subject to potentially adverse movements in foreign currency rate changes. Since December 2000, TSYS has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. The Company continues to explore potential hedging instruments to safeguard it from significant currency translation risks.

In 2002, the Company reclassified a portion of its investment in its UK operation through an intercompany loan. The financing requires the unit to repay the financing in US dollars. The functional currency of the European operations is the British Pound Sterling. As the Company translates the European operations’ statements into US dollars, the translated balance of the financing (liability) is adjusted upward or downward to match the US-dollar obligation (receivable) on the parent company’s financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation. As a result of the favorable change in exchange rates, the Company recorded a foreign currency translation gain of $3.0 million related to the Company’s financing of its European operations during 2002. The balance outstanding on the financing at December 31, 2002 was approximately $7.3 million.

As a result of providing financing through an intercompany loan to its UK investment, the Company has a greater exposure to currency risk. The Company is exploring potential hedging instruments to safeguard it from significant currency translation risks.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of economies of scale through utilization of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 2.3:1. At December 31, 2002, TSYS had working capital of $152.0 million, compared to $99.6 million in 2001 and $63.2 million in 2000.

Management believes that outside sources of capital will be available to finance expansion projects and possible acquisitions should the Company decide to pursue such financing. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term and/or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS.

Euro Conversion Readiness Disclosure

The Company converted the account portfolios of RBS and AIB in 2001. The United Kingdom is not a “participating country” with respect to January 1, 1999, “Euro” currency conversion, and it currently is not known when or if the United Kingdom will elect to convert to the Euro. However, Ireland is a participating country. As of October 2000, TSYS’ TS2 processing system is capable of processing Euro-denominated transactions. TSYS’ costs in connection with the Euro conversion were not material. The European Union officially converted to the Euro currency on January 1, 2002. TSYS has not experienced any difficulties in processing Euro-denominated transactions.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among other things, statements regarding the expected impact on TSYS of recent accounting pronouncements; TSYS’ belief with respect to its growth opportunities in the consumer card, retail card and commercial card arenas; TSYS’ expected recoupment of building costs through future state tax credits; TSYS’ expectations with respect to its obligations to perform back-up servicing for Providian being “triggered”; TSYS’ expected growth in net income for 2003; TSYS’ expected time frames for completing its development projects; TSYS’ belief with respect to its ability to meet its contractual commitments and with respect to contingencies, and the assumptions underlying such statements, including, TSYS’ expected increase in net income for 2003; an increase in revenues (excluding reimbursable items) between 9-10%; an internal growth rate of accounts of existing clients of approximately 11%; and continued aggressive expense management. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this filing. Many of these factors are beyond TSYS’ ability to control or predict. The factors include, but are not limited to: (i) adverse developments with respect to TSYS’ sub-prime clients; (ii) lower than anticipated internal growth rates for TSYS’ existing clients; (iii) TSYS’ inability to control expenses and increase market share; (iv) TSYS’ inability to successfully bring new products to market, including, but not limited to stored value and e-commerce products, loan processing products and other processing services; (v) the inability of TSYS to grow its business through acquisitions or successfully integrate acquisitions; (vi) TSYS’ inability to increase the revenues derived from international sources; (vii) adverse developments with respect to entering into contracts with new clients and retaining current clients; (viii) the merger of TSYS clients with entities that are not TSYS clients or the sale of portfolios by TSYS clients to entities that are not TSYS clients; (ix) TSYS’ inability to anticipate and respond to technological changes, particularly with respect to e-commerce; (x) adverse developments with respect to the successful conversion of clients; (xi) the absence of significant changes in foreign exchange spreads between the United States and the countries TSYS transacts business in, to include Mexico, the United Kingdom, Japan, Canada and the European Union; (xii) changes in consumer spending, borrowing and saving habits, including a shift from credit to debit cards; (xiii) changes in laws, regulations, credit card association rules or other industry standards affecting TSYS’ business which require significant product redevelopment efforts; (xiv) the effect of changes in accounting policies and practices as may be adopted by the Financial Accounting Standards Board or the Securities and Exchange Commission; (xv) the costs and effects of litigation; (xvi) adverse developments with respect to the credit card industry in general; (xvii) TSYS’ inability to successfully manage any impact from slowing economic conditions or consumer spending; (xviii) the occurrence of catastrophic events that would impact TSYS’ or its major customers’ operating facilities, communications systems and technology, or that has a material negative impact on current economic conditions or levels; (xix) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection; (xx) decreases in card activity; (xxi) hostilities in the Middle East or elsewhere; (xxii) Vital’s earnings are lower than anticipated; and (xxiii) overall market conditions.

Such forward-looking statements speak only as of the date on which such statements are made, and TSYS undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

Assets
Current assets:
Cash and cash equivalents (includes $85.7 million and $48.6 million on deposit with a related party at 2002 and 2001, respectively) (Notes 2 and 10)	$109,171,206	58,658,500
Restricted cash (includes $4.0 million on deposit with a related party at 2002)	4,035,052	—
Accounts receivable, net of allowances for doubtful accounts and billing adjustments of $8.0 million and $5.4 million at 2002 and 2001, respectively	121,439,387	114,702,112
Deferred income tax assets (Note 7)	8,785,539	4,643,353
Prepaid expenses and other current assets (Note 10)	22,547,590	25,364,426

Total current assets	265,978,774	203,368,391
Property and equipment, net (Note 3)	120,835,260	123,668,192
Computer software, net (Note 4)	200,297,026	171,045,253
Contract acquisition costs (Note 10)	123,728,968	89,871,483
Other assets (Notes 5 and 10)	72,027,482	68,600,871

Total assets	$782,867,510	656,554,190

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$10,365,836	24,392,237
Accrued salaries and employee benefits	43,314,882	40,038,778
Current portion of long-term debt and obligations under capital leases	68,110	102,990
Other current liabilities (includes $2.9 million and $2.4 million payable to related parties at 2002 and 2001, respectively) (Note 10)	60,232,889	39,214,128

Total current liabilities	113,981,717	103,748,133
Long-term debt and obligations under capital leases, excluding current portion	67,354	135,463
Accounts payable	562,500	—
Deferred income tax liabilities (Note 7)	63,306,186	42,982,417

Total liabilities	177,917,757	146,866,013

Minority interest in consolidated subsidiary	2,743,863	2,358,578

Shareholders’ equity (Note 6):
Common stock — $0.10 par value. Authorized 600,000,000 shares; 197,254,087 and 195,079,087 issued at 2002 and 2001, respectively; 197,049,470 and 194,778,670 outstanding at 2002 and 2001, respectively	19,725,409	19,507,909
Additional paid-in capital	35,143,089	27,714,987
Accumulated other comprehensive income (loss)	1,052,897	(3,455,338)
Treasury stock	(3,316,703)	(3,533,325)
Retained earnings	549,601,198	467,095,366

Total shareholders’ equity	602,205,890	507,329,599

Total liabilities and shareholders’ equity	$782,867,510	656,554,190

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	2002	2001	2000

Revenues:
Electronic payment processing services (includes $19.1 million, $34.7 million and $33.5 million from related parties for 2002, 2001 and 2000, respectively)	$617,876,400	572,412,050	511,663,172
Other services (includes $6.6 million, $6.5 million and $6.6 million from related parties for 2002, 2001 and 2000, respectively)	106,086,405	86,816,075	95,349,983

Revenues before reimbursable items	723,962,805	659,228,125	607,013,155
Reimbursable items (includes $9.9 million, $9.8 million and $3.3 million from related parties for 2002, 2001 and 2000, respectively)	231,170,026	233,093,046	238,080,888

Total revenues (Notes 2 and 11)	955,132,831	892,321,171	845,094,043

Expenses:
Salaries and other personnel expense	300,239,783	267,791,982	240,657,811
Net occupancy and equipment expense	174,957,895	171,679,560	163,953,365
Other operating expenses (includes $9.5 million, $7.9 million and $11.2 million to related parties for 2002, 2001 and 2000, respectively)	91,167,502	81,960,950	87,445,632
(Gain) loss on disposal of equipment, net	(74,848)	92,530	1,421,899

Expenses before reimbursable items	566,290,332	521,525,022	493,478,707
Reimbursable items	231,170,026	233,093,046	238,080,888

Total operating expenses (Note 2)	797,460,358	754,618,068	731,559,595

Operating income	157,672,473	137,703,103	113,534,448

Nonoperating income:
Interest income, net of interest expense (includes $1.1 million, $2.3 million and $4.8 million from related parties for 2002, 2001 and 2000, respectively)	2,600,989	2,736,298	5,115,361
Gain on foreign currency translation, net	3,012,842	121,967	——
Other, net	90	68	61

Total nonoperating income	5,613,921	2,858,333	5,115,422

Income before income taxes, minority interest and equity in income of joint ventures	163,286,394	140,561,436	118,649,870
Income taxes	57,907,900	53,891,659	46,601,494
Minority interest in consolidated subsidiary’s net income	(154,627)	(76,003)	(98,749)
Equity in income of joint ventures (Note 5)	20,581,104	17,824,455	15,586,310

Net income	$125,804,971	104,418,229	87,535,937

Basic earnings per share	$0.64	0.54	0.45

Diluted earnings per share	$0.64	0.53	0.45

Weighted average common shares outstanding	197,016,699	194,772,766	194,784,981
Increase due to assumed issuance of shares related to stock options outstanding	480,350	831,696	480,371

Weighted average common and common equivalent shares outstanding	197,497,049	195,604,462	195,265,352

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Net income	$125,804,971	104,418,229	87,535,937
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest in consolidated subsidiary’s net income	154,627	76,003	98,749
Equity in income of joint ventures	(20,581,104)	(17,824,455)	(15,586,310)
Gain on foreign currency translation, net	(3,012,842)	(121,967)	—
Depreciation and amortization	74,503,784	58,648,737	52,150,111
Charges for bad debts and billing adjustments	3,262,830	569,434	1,825,486
Charges for transaction processing	6,532,268	1,438,241	5,726,889
Deferred income tax expense	13,620,858	15,732,245	3,919,089
(Gain) loss on disposal of equipment, net	(74,848)	92,530	1,421,899
(Increase) decrease in:
Accounts receivable	(5,355,433)	(16,496,167)	(1,984,962)
Prepaid expenses and other assets	1,172,006	(3,362,381)	(13,528,616)
Increase (decrease) in:
Accounts payable	(11,339,601)	(30,510,677)	38,946,829
Accrued salaries and employee benefits	3,276,104	(5,444,281)	8,840,280
Other current liabilities	9,650,177	(16,631,646)	(1,377,935)

Net cash provided by operating activities	197,613,797	90,583,845	167,987,446

Cash flows from investing activities:
Purchase of property and equipment	(14,781,422)	(32,476,377)	(33,246,643)
Additions to computer software	(66,471,415)	(55,122,386)	(72,690,226)
Proceeds from disposal of equipment	161,973	1,084,219	80,483
Cash acquired in acquisition	2,858,384	—	3,460,470
Cash used in acquisition	(30,000,000)	—	—
Dividends received from joint ventures	17,855,119	10,410,281	5,369,192
Repayment of contract acquisition costs	—	—	10,000,000
Increase in contract acquisition costs	(44,043,871)	(27,194,200)	(41,713,092)

Net cash used in investing activities	(134,421,232)	(103,298,463)	(128,739,816)

Cash flows from financing activities:
Repurchase of common stock	—	—	(2,077,301)
Proceeds from issuance of long-term debt	—	90,567	—
Principal payments on capital lease obligations	(102,989)	(110,480)	(260,089)
Dividends paid on common stock	(12,772,086)	(11,198,915)	(8,766,916)
Proceeds from exercise of stock options	204,550	264,365	24,088

Net cash used in financing activities	(12,670,525)	(10,954,463)	(11,080,218)

Effect of foreign exchange on cash and cash equivalents	(9,334)	(664,564)	(78,374)

Net increase (decrease) in cash and cash equivalents	$50,512,706	(24,333,645)	28,089,038
Cash and cash equivalents at beginning of year	58,658,500	82,992,145	54,903,107

Cash and cash equivalents at end of year	$109,171,206	58,658,500	82,992,145

Cash paid for interest	$36,304	66,149	79,268

Cash paid for income taxes (net of refunds received)	$34,017,594	50,732,072	43,114,744

Significant noncash transactions: In January 2002, the Company acquired TSYS Total Debt Management, Inc. through the issuance of 2,175,000 shares of common stock with a market value of $43.5 million. Office equipment, in the amount of $90,567, was acquired by ProCard, Inc. under a capital lease during the year ended December 31, 2001.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Treasury	Retained	Total Share-
	Shares	Dollars	Capital	Income (Loss)	Stock	Earnings	holders' Equity

Balance as of December 31, 1999	195,079,087	$19,507,909	6,442,300	(1,453,708)	(1,529,176)	311,324,731	$334,292,056
Comprehensive income:
Net income	—	—	—	—	—	87,535,937	87,535,937
Other comprehensive loss, net of tax:
Foreign currency translation	—	—	—	(159,973)	—	—	(159,973)

Other comprehensive loss	—	—	—	—	—	—	(159,973)

Comprehensive income	—	—	—	—	—	—	87,375,964
Acquisition of subsidiary	—	—	18,354,764	—	—	(15,245,607)	3,109,157
Common stock issued from treasury shares for exercise of stock options (Note 6)	—	—	15,300	—	11,794	—	27,094
Purchase of treasury shares	—	—	—	—	(2,077,301)	—	(2,077,301)
Cash dividends declared ($.048 per share)	—	—	—	—	—	(9,251,569)	(9,251,569)
Tax benefits associated with stock options	—	—	540,500	—	—	—	540,500

Balance as of December 31, 2000	195,079,087	19,507,909	25,352,864	(1,613,681)	(3,594,683)	374,363,492	414,015,901
Comprehensive income:
Net income	—	—	—	—	—	104,418,229	104,418,229
Other comprehensive loss, net of tax:
Foreign currency translation	—	—	—	(1,841,657)	—	—	(1,841,657)

Other comprehensive loss	—	—	—	—	—	—	(1,841,657)

Comprehensive income	—	—	—	—	—	—	102,576,572
Common stock issued from treasury shares for exercise of stock options (Note 6)	—	—	243,167	—	61,358	—	304,525
Cash dividends declared ($.060 per share)	—	—	—	—	—	(11,686,355)	(11,686,355)
Tax benefits associated with stock options	—	—	2,118,956	—	—	—	2,118,956

Balance as of December 31, 2001	195,079,087	19,507,909	27,714,987	(3,455,338)	(3,533,325)	467,095,366	507,329,599
Comprehensive income:
Net income	—	—	—	—	—	125,804,971	125,804,971
Other comprehensive income, net of tax:
Foreign currency translation	—	—	—	4,508,235	—	—	4,508,235

Other comprehensive income	—	—	—	—	—	—	4,508,235

Comprehensive income	—	—	—	—	—	—	130,313,206
Common stock issued in an acquisition (Note 2)	2,175,000	217,500	6,077,050	—	—	—	6,294,550
Common stock issued from treasury shares for exercise of stock options (Note 6)	—	—	122,670	—	216,622	—	339,292
Cash issued in an acquisition (Notes 2 and 12)	—	—	—	—	—	(30,000,000)	(30,000,000)
Cash dividends declared ($.068 per share)	—	—	—	—	—	(13,299,139)	(13,299,139)
Tax benefits associated with stock options	—	—	1,228,382	—	—	—	1,228,382

Balance as of December 31, 2002	197,254,087	$19,725,409	35,143,089	1,052,897	(3,316,703)	549,601,198	$602,205,890

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS: Total System Services, Inc. (TSYS or the Company) is an 81.0% owned subsidiary of Columbus Bank and Trust Company (CB&T) which is a wholly owned subsidiary of Synovus Financial Corp. (Synovus). Synovus’ stock is traded on the NYSE under the symbol “SNV.”

TSYS provides electronic payment processing and related services to banks and other card-issuing institutions located in the United States, Mexico, Canada, Honduras, the Caribbean and Europe. The Company offers merchant processing services to financial institutions and other organizations in Japan through its majority owned subsidiary, GP Network Corporation (GP Net), and in the United States through its joint venture, Vital Processing Services L.L.C. (Vital).

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its wholly owned subsidiaries, Columbus Depot Equipment Company, Columbus Productions, Inc., TSYS Canada, Inc. (TCI), TSYS Total Debt Management, Inc. (TDM) and ProCard, Inc. (ProCard), as well as its majority owned foreign subsidiary, GP Network Corporation (GP Net). Significant intercompany accounts and transactions have been eliminated in consolidation.

RISKS AND UNCERTAINTIES AND USE OF ESTIMATES: Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing clients, an inability to attract new clients and grow internationally, loss of a major customer, an inability to grow through acquisitions or successfully integrate acquisitions, an inability to control expenses, technology changes, financial services consolidation, changes in regulatory requirements, a decline in the use of cards as a payment mechanism, a decline in the financial stability of the Company’s clients and uncertain economic conditions. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In preparing these consolidated financial statements, it is necessary for management to make assumptions and estimates affecting the amounts reported in the consolidated financial statements and related notes. These estimates and assumptions are developed based upon all information available. Actual results can differ from estimated amounts.

CASH EQUIVALENTS: For purposes of the statements of cash flows, investments with a maturity of three months or less when purchased are considered to be cash equivalents.

RESTRICTED CASH: Restricted cash balances relate to cash balances collected on behalf of customers and are held in escrow. TSYS records a corresponding liability for the obligation to the customer which is reflected in other current liabilities in the accompanying consolidated balance sheets.

ACCOUNTS RECEIVABLE: Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $8.0 million and $5.4 million at December 31, 2002 and December 31, 2001, respectively. The allowance represents 6.2% and 4.5% of total accounts receivable at December 31, 2002 and December 31, 2001, respectively. TSYS’ client base mainly consists of financial institutions and other card issuers such as retailers. A substantial amount of the Company’s account receivable balances are current and the average number of days sales outstanding in accounts receivable at December 31, 2002 was 49 days.

TSYS records allowances for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior history with specific clients of accounts receivable write-offs and prior history of allowances in proportion to the overall accounts receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company’s large clients could have an adverse and material effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.

Increases and decreases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in the Company’s consolidated statements of income. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

TSYS records allowances for billing adjustments for actual and potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. Increases in the allowance for billing adjustments are recorded as a reduction of revenues in the Company’s consolidated statements of income and actual adjustments to invoices are charged against the allowance for billing adjustments.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over estimated useful lives of 5-40 years, computer and other equipment over estimated useful lives of 2-4 years, and furniture and other equipment over estimated useful lives of 3-15 years. The Company evaluates impairment losses on long-lived assets used in operations in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.”

PURCHASED COMPUTER SOFTWARE: The Company purchases software that is used in providing electronic payment processing and other services to clients. Purchased software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called “MIPS agreements”). Perpetual and site licenses are amortized over their estimated useful lives of five years. Software purchased under MIPS agreements are amortized over the term of the related agreement. The company evaluates impairment losses on long-lived assets used in operations in accordance with SFAS 144.

SOFTWARE DEVELOPMENT COSTS: The Company develops software that is used in providing electronic payment processing and other services to clients using Financial Accounting Standards Board (FASB) Statement No. 86 (SFAS 86), “Computer Software to be Sold, Leased or Otherwise Marketed.” Under SFAS 86, software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detail program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available to clients for general use. The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by projected future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

The Company also develops software that is used internally. Software development costs that are modifications to existing internal-use software that result in additional functionality are capitalized based upon Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Internal-use software development costs are capitalized once (a) preliminary project stage is completed, (b) management authorizes and commits to funding a computer software project, and (c) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to seven years unless another systematic and rational basis is more representative of the software’s use.

Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. These costs, primarily consisting of cash payments for rights to provide processing services and internal conversion and software development costs, are amortized using the straight-line method over the contract term beginning when the client’s cardholder accounts are converted and producing revenues. All costs incurred prior to a signed agreement are expensed as incurred.

The amortization of contract acquisition costs associated with cash payments is recorded net of revenues in the Company’s consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company’s consolidated statements of income. The Company evaluates the carrying value of contract acquisition costs for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company’s estimates of future cash flows differ from actual results.

EQUITY INVESTMENTS: TSYS’ 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS’ 50% investment in Vital Processing Services L.L.C., a merchant processing operation headquartered in Tempe, Arizona. Investments in joint ventures are included in other noncurrent assets in the accompanying consolidated balance sheets.

GOODWILL: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. In July 2001, the FASB issued Statement No. 141 (SFAS 141), “Business Combinations,” and Statement No. 142 (SFAS 142), “Goodwill and Other Intangible Assets.” SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. The Company adopted the provisions of SFAS 141 on July 1, 2001.

SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company adopted SFAS 142 on January 1, 2002.

At December 31, 2002, the Company had unamortized goodwill in the amount of $3.6 million. As a result of implementing SFAS 142, the Company incurred no amortization expense of goodwill during the year ended December 31, 2002. Amortization expense related to goodwill was $889,000 and $528,000 for the years ended December 31, 2001 and 2000, respectively.

The Company’s transitional and annual impairment analyses of its unamortized goodwill balance did not result in any impairment.

FAIR VALUES OF FINANCIAL INSTRUMENTS: The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued salaries and employee benefits, and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities.

Investments in joint ventures are accounted for using the equity method of accounting and pertain to privately held companies for which fair value is not readily available. The Company believes the fair values of its investments in joint ventures exceed their respective carrying values.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews long-lived assets, such as property and equipment and purchased intangibles subject to amortization, such as contract acquisition costs and computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS 144. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

TRANSACTION PROCESSING PROVISIONS: The Company has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones and known processing errors not covered by insurance.

These accruals are included in other current liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other operating expenses in the Company’s consolidated statements of income and payments or credits for performance penalties and processing errors are charged against the accrual.

MINORITY INTEREST: Minority interest in earnings of consolidated subsidiary represents the minority shareholders’ share of the net income or loss of GP Net. The minority interest in the consolidated balance sheet reflects the original investment by these shareholders in GP Net, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of GP Net.

TREASURY STOCK: The Company uses the cost method when it purchases its own common stock as treasury shares or issues treasury stock upon option exercises and displays treasury stock as a reduction of shareholders’ equity.

FOREIGN CURRENCY TRANSLATION: The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company’s Mexican joint venture, the Company’s wholly owned subsidiary with an operation in Canada, the Company’s majority owned subsidiary in Japan, GP Net, as well as the Company’s branches in Japan and the United Kingdom, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company’s foreign operations, net of tax, are accumulated in a separate section of shareholders’ equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

COMPREHENSIVE INCOME (LOSS): Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” requires companies to display, with the same prominence as other financial statements, the components of comprehensive income (loss). TSYS displays the items of other comprehensive income (loss) in its consolidated statements of shareholders’ equity and comprehensive income.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities.” In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS 138), “Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS 133.” SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company adopted SFAS 133 and SFAS 138 on January 1, 2001. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2002.

REVENUE RECOGNITION: The Company’s electronic payment processing revenues are derived primarily from long-term processing contracts with financial and nonfinancial institutions and are recognized as the services are performed. Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. The terms of processing contracts generally range from three to ten years in length.

The Company’s other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities and client relationship management services, such as call center activities for card activation and balance transfer requests. The contract terms for these services are generally shorter in nature. Revenue is recognized on these other services either on a per unit or a fixed price basis. The Company uses the percentage of completion method of accounting for its fixed price contracts.

STOCK-BASED COMPENSATION: The Company maintains stock-based employee compensation plans for purposes of incenting and retaining employees, which are described more fully in Note 6. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and related Interpretations. Under APB 25, TSYS does not recognize compensation expense for a stock option grant if the exercise price is equal to or greater than the fair market value of the Company’s common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board No. 123 (FASB 123), “Accounting for Stock-Based Compensation,” to stock-based employee compensation granted in the form of TSYS and Synovus stock options.

	Years Ended December 31,

	2002	2001	2000

Net income, as reported	$125,804,971	104,418,229	87,535,937
Stock-based employee compensation expense determined under the fair value based method for all awards, net of related income tax effects	6,448,631	5,639,270	4,850,181

Net income, as adjusted	$119,356,340	98,778,959	82,685,756

Earnings per share:
Basic — as reported	$0.64	0.54	0.45

Basic — as adjusted	$0.61	0.51	0.42

Diluted — as reported	$0.64	0.53	0.45

Diluted — as adjusted	$0.60	0.51	0.42

The per share weighted average fair value of TSYS stock options granted during 2002 and 2000 was $11.47 and $9.21, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2002 and 2000, respectively: risk-free interest rates of 2.93% and 5.05%; expected volatility of 66.0% and 66.0%; expected life of 5.0 and 5.0 years; and dividend yield of 0.4% and 0.0%.

The per share weighted average fair value of Synovus stock options granted to TSYS employees during 2002, 2001 and 2000 was $9.69, $10.75 and $6.03, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 5.4%, 5.4% and 6.9%; expected volatility of 30%, 29% and 30%; expected life of 9.0 years, 8.7 years and 6.8 years; and dividend yield of 2.4%, 1.8% and 2.3%.

ADVERTISING: Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or at the first time the advertising takes place. Advertising expense for 2002, 2001 and 2000 was $624,000, $516,000 and $619,000, respectively.

INCOME TAXES: Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS as if TSYS were a stand-alone tax reporting entity. A consolidated U.S. federal income tax return is filed for Synovus and its majority owned subsidiaries, including TSYS.

The Company accounts for income taxes in accordance with the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Significant estimates used in accounting for income taxes relate to the determination of taxable income, the determination of temporary differences between book and tax bases, as well as estimates on the realizability of tax credits.

EARNINGS PER SHARE: Basic earnings per share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised. Diluted EPS is calculated by dividing net income by weighted average common and common equivalent shares outstanding. Common equivalent shares are calculated using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS: As a result of the FASB’s Emerging Issues Task Force 01-14 (EITF 01-14), formerly known as Staff Announcement Topic D-103, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” the Company has included reimbursements received for out-of-pocket expenses as revenue. Historically, TSYS had not reflected such reimbursements in its consolidated statements of income. One of the largest reimbursement expenses for which TSYS is reimbursed by clients is postage.

EITF 01-14 was adopted by the Company on January 1, 2002. Upon adoption of EITF 01-14, comparative financial statements for prior periods have been reclassified to provide a consistent presentation.

In June 2001, the FASB issued Statement No. 143 (SFAS 143), “Accounting for Asset Retirement Obligations.” SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In April 2002, the FASB issued Statement No. 145 (SFAS 145), “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In June 2002, the FASB issued Statement No. 146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. Interpretation No. 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has one lease guarantee which is described in Note 9 to these consolidated financial statements.

At the November 21, 2002 Emerging Issues Task Force (EITF) meeting, the Task Force ratified as a consensus the tentative conclusions it reached at the October 25, 2002 EITF meeting regarding Emerging Issues Task Force 00-21 (EITF 00-21), “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Those activities may involve the delivery or performance of multiple products, services, and/or rights to use assets, and performance may occur at different points in time or over different periods of time. The arrangements are often accompanied by initial installation, initiation, or activation services and generally involve either a fixed fee or a fixed fee coupled with a continuing payment stream. The continuing payment stream generally corresponds to the continuing performance and may be fixed, variable based on future performance, or composed of a combination of fixed and variable payments. EITF 00-21 addresses how to account for those arrangements. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may also elect to report the change in accounting as a cumulative effect adjustment, in which case disclosure should be made in periods subsequent to the date of initial application of the amount of recognized revenue that was previously included in the cumulative effect adjustment. Management has not yet determined the effect of EITF 00-21 on TSYS’ financial position, results of operations and cash flows.

In December 2002, the FASB issued Statement No. 148 (SFAS 148), “Accounting for Stock-Based Compensation —Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS 148 amends FASB Statement No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For enterprises such as the Company with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

In 2002, the Company renewed its operating lease agreement with a special purpose entity (SPE) for the Company’s corporate campus. If the synthetic lease is not restructured, Interpretation No. 46 will require TSYS to consolidate the SPE effective with the reporting period beginning July 1, 2003. The estimated fair value of the campus buildings and real property at January 1, 2003 was approximately $93.0 million. Consolidation would also require TSYS to consolidate the SPE’s results of operations, including depreciation and interest expense. The Company can withdraw from the lease agreement by providing a 60-day written notice. Management is currently evaluating its alternatives with respect to the campus financing and the impact Interpretation No. 46 will have on the Company’s financial position, results of operations and cash flows if the Company is required to consolidate the operations of the SPE.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the presentation adopted in 2002.

NOTE 2 Relationships with Affiliated Companies

At December 31, 2002, CB&T owned 159,630,980 shares (81.0%) of TSYS common stock.

ACQUISITIONS

Upon the recommendation of a special committee of TSYS directors on October 15, 2002 the board of directors of TSYS approved the purchase of ProCard from Synovus for $30.0 million in cash. ProCard is a provider of software and Internet tools designed to assist organizations with the management of purchasing, travel and fleet card programs. ProCard’s software solutions have been integrated into TSYS’ processing solutions. On November 1, 2002, TSYS completed the ProCard acquisition.

Because the acquisition of ProCard was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in accordance with SFAS 141. In accordance with the provisions of SFAS 141, TSYS has restated its consolidated financial statements for periods prior to the acquisition that Synovus controlled both ProCard and TSYS to include the financial position, results of operations and cash flows of ProCard since May 2000.

Effective January 1, 2002, TSYS acquired TDM from Synovus in exchange for 2,175,000 newly issued shares of TSYS common stock with a market value of $43.5 million at the date of acquisition. Prior to the acquisition, TDM operated as a wholly owned subsidiary of Synovus, providing third-party collection services. TDM operates as a separate wholly owned subsidiary of TSYS.

Because the acquisition of TDM was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in accordance with SFAS 141 and has reflected the results of operations of TDM in the Company’s consolidated financial statements beginning January 1, 2002. The Company did not restate periods prior to 2002 because such restatement was not significant.

Refer to Note 12 for more information on TSYS acquisitions.

BALANCE SHEETS

TSYS maintains deposit accounts with CB&T, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with CB&T of $85.7 million and $48.6 million at December 31, 2002 and 2001, respectively.

The Company maintains restricted cash balances on deposit with CB&T. The restricted cash balances relate to cash balances collected on behalf of clients and are held in escrow. At December 31, 2002, the Company had restricted cash balances of $4.0 million on deposit with CB&T.

TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2002, 2001 or 2000.

TSYS paid cash dividends to CB&T in the amount of approximately $10.3 million, $9.1 million and $7.1 million in 2002, 2001 and 2000, respectively. TSYS received cash dividends from its equity method joint ventures of approximately $17.9 million, $7.1 million and $5.4 million in 2002, 2001 and 2000, respectively. Additionally, as part of the modification to the joint venture agreement in 2001, TSYS received a capital distribution of approximately $3.3 million from TSYS de México.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and its affiliates, Vital and TSYS de México. At December 31, 2002 and 2001, the Company had accounts receivable balances of $1.6 million and $1.3 million, respectively, associated with related parties. At December 31, 2002 and 2001, the Company had accounts payable balances of $76,188 and $68,963, respectively, associated with related parties. At December 31, 2002 and 2001, the Company had a current liability related to trustee fees payable to Synovus of $87,461 and $79,532, respectively.

STATEMENTS OF INCOME

The Company provides electronic payment processing services and other services for Synovus, CB&T and its affiliates, as well as its equity method joint ventures, TSYS de México and Vital.

The table below details revenues derived from affiliated companies for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

Electronic payment processing services:
Vital	$15,116,769	15,069,633	14,133,348
CB&T and affiliates	3,425,785	3,274,862	3,333,229
Synovus and nonbanking affiliates	488,148	433,223	236,226
TSYS de México	44,788	15,961,010	15,808,559

Total electronic payment processing services	$19,075,490	34,738,728	33,511,362

Other services:
CB&T and affiliates	$5,575,853	5,789,004	6,105,258
Synovus and nonbanking affiliates	959,250	641,701	487,774
Vital	28,121	22,447	12,323

Total other services	$6,563,224	6,453,152	6,605,355

Reimbursable items:
Vital	$8,464,318	7,569,155	857,637
CB&T and affiliates	1,173,370	1,065,103	1,123,696
Synovus and nonbanking affiliates	53,781	243,582	536,025
TSYS de México	237,519	958,400	820,584

Total reimbursable items	$9,928,988	9,836,240	3,337,942

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2002, 2001 and 2000 by expense category:

	2002	2001	2000

Salaries and other personnel expense:
Trustee fees paid to Synovus	$525,189	558,303	345,018

Total salaries and other personnel expense	$525,189	558,303	345,018

Net occupancy and equipment expense:
Rent paid to TSYS by CB&T	$(39,405)	(39,405)	(39,405)
Rent paid to Synovus by TSYS	377,285	211,878	20,807
Rent paid to TSYS by Synovus	(537,140)	(454,926)	(197,597)

Total net occupancy and equipment expense	$(199,260)	(282,453)	(216,195)

Other operating expenses:
Management fees paid to Synovus	$ 8,078,484	8,606,544	9,774,099
Management fees paid by Synovus	—	(1,497,000)	(504,967)
Processing support fees paid to TSYS de México	916,538	300,587	—
Service fees paid to Vital	325,000	—	—
Data processing service fees paid to TSYS by Synovus	(24,900)	(24,900)	(88,706)
Data processing service fees paid to Vital	123,381	327,240	273,291
Lockbox fees paid to Synovus	—	100,697	1,688,676
Banking service fees paid by TSYS to CB&T	43,479	46,345	68,004

Total other operating expenses	$9,461,982	7,859,513	11,210,397

Prior to the acquisition of ProCard by TSYS, Synovus paid TSYS a management fee for assisting in managing ProCard. The management fee was $252,500, $303,000 and $176,544 in 2002, 2001 and 2000, respectively.

NONOPERATING INCOME	2002	2001	2000

Interest income from CB&T	$1,082,405	2,305,617	4,772,461

STOCK OPTIONS

Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2002, 2001 and 2000 as follows:

	2002	2001	2000

Number of shares under options	147,548	3,069,055	492,309

Weighted average exercise price	$26.50	$28.60	$12.50

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant with the exception of the performance-accelerated options described below.

In 2001, Synovus granted performance-accelerated stock options to certain key TSYS executives. The exercise price per share is equal to the fair market value at the date of grant. The options are subject to a seven-year cliff vesting, but the exercisability may be accelerated if the market price of Synovus common stock exceeds $40, $45 and $50.

Refer to Note 6 for more information on stock options.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

NOTE 3 Property and Equipment

Property and equipment balances at December 31 are as follows:

	2002	2001

Land	$6,825,754	6,748,039
Buildings and improvements	94,660,325	90,874,820
Computer and other equipment	85,241,159	73,390,761
Furniture and other equipment	60,994,892	63,119,583
Construction in progress	877,912	1,695,087

Total property and equipment	248,600,042	235,828,290
Less accumulated depreciation and amortization	127,764,782	112,160,098

Property and equipment, net	$120,835,260	123,668,192

Depreciation and amortization expense related to property and equipment was $21,180,123, $20,775,020 and $17,102,715 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 4 Computer Software

Computer software at December 31 is summarized as follows:

	2002	2001

Purchased computer software	$236,195,574	199,021,424

Software development costs:
TS2	33,048,872	33,048,872
TS2 Total Commerce	36,891,915	33,461,076
TSYS ProphIT	15,296,387	4,175,144
Double byte	9,527,262	3,982,527
Integrated payments	6,927,012	2,306,505
Other capitalized software development costs	12,024,249	7,290,525

Total software development costs	113,715,697	84,264,649

Total computer software	349,911,271	283,286,073
Less accumulated amortization	149,614,245	112,240,820

Computer software, net	$200,297,026	171,045,253

Amortization expense related to purchased computer software costs was $30,273,104, $24,803,900 and $20,604,861 for the years ended December 31, 2002, 2001 and 2000, respectively. Amortization of software development costs was $6,803,853, $4,817,586 and $5,101,047 for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2001, the Company ceased the development on an approved software project. The project was reevaluated to determine its utilization in a proposed new client service platform. As a result, the Company expensed $1.2 million of previously capitalized software development costs in salaries and other personnel and other operating expenses that were originally capitalized on this project.

During 2000, the Company ceased development of two software development projects. The projects were reevaluated to determine their utilization in a new platform design. Based on its review, the Company expensed $6.1 million of costs in salaries and other personnel and other operating expenses that were originally capitalized on those projects.

The weighted average estimated useful lives of purchased computer software was approximately 5.00 years at December 31, 2002 with remaining useful lives of 2.89 years for future periods.

The weighted average estimated useful lives of software development cost was approximately 6.49 years at December 31, 2002 with remaining useful lives of 5.95 years for future periods.

Estimated future amortization expense on purchased computer software and software development costs as of December 31, 2002 for the next five years is:

	Purchased Computer	Software Development
	Software	Costs

2003	$32,107,958	12,528,166
2004	26,000,905	11,281,076
2005	21,220,221	8,320,948
2006	15,956,723	8,307,953
2007	17,708,664	5,387,724

NOTE 5 Investments in Joint Ventures

TSYS holds a 50% equity interest in Vital, a joint venture with Visa U.S.A., which combines the front-end authorization and back-end accounting and settlement processing for merchants.

The condensed consolidated financial information for Vital as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000, is summarized as follows:

(in thousands)	2002	2001

Consolidated Balance Sheet Data:
Current assets	$85,392	85,153
Total assets	129,171	130,285
Current liabilities	26,946	34,029
Total liabilities	28,129	36,048
Members’ capital	101,042	94,237

(in thousands)	2002	2001	2000

Consolidated Statement of Income Data:
Revenues	$248,313	223,761	181,019
Operating income	39,193	31,279	22,895
Net income*	39,805	32,302	25,655

* Vital is a limited liability company with 100 million units of ownership outstanding and is taxed in a manner similar to a partnership; therefore, net income related to Vital does not include income tax expense.

A summary of TSYS’ equity in income of joint ventures is as follows:

(millions of dollars)	2002	2001	2000

Vital	$19.8	16.0	13.2
Other	0.8	1.8	2.4

Total equity in income of joint ventures	$20.6	17.8	15.6

The Company estimates its equity in income of Vital and adjusts those estimates based upon the final results of Vital.

In 2000, the Vital Board of Directors approved a plan to allow its owners to set aside up to 2,000,000 units held by the owners to make awards to key management of Visa and TSYS. In 2000, TSYS awarded six of its key executives an aggregate of 800,000 Vital restricted units for their role in the development, growth and success of Vital. These units vest at the end of three years under a cliff vesting method. During the three years, there will be no voting rights or dividend distributions related to these restricted units. The vesting of these units also accelerates upon a change of control or an initial public offering of Vital. The Company recognized $1,404,000, $467,976 and $1,128,030 as compensation expense in 2002, 2001 and 2000, respectively, related to the Vital restricted unit awards.

NOTE 6 Shareholders’ Equity

TREASURY STOCK: In October 1999, the Company announced a plan to purchase up to 1.5 million shares of its common stock from time to time and at various prices over the ensuing two years. During the year ended December 31, 2000, the Company purchased 130,400 shares for $2.1 million in cash. The plan expired in October 2001.

The following table summarizes shares held as treasury stock and their related carrying value:

	Number of	Treasury
	Treasury Shares	Shares Cost

December 31, 2002	204,617	$3,316,703
December 31, 2001	300,417	3,533,325
December 31, 2000	340,217	3,594,683
December 31, 1999	217,467	1,529,176

During 2002, 2001 and 2000, employees of the Company exercised options for 95,800, 39,800 and 7,650 shares of TSYS common stock, respectively, that were issued from treasury shares.

LONG-TERM INCENTIVE PLANS — TSYS:
TSYS 2002 LONG-TERM INCENTIVE PLAN
TSYS’ compensation program includes long-term performance awards under the Total System Services, Inc. 2002 Long-Term Incentive Plan (TSYS 2002 Plan), which is used to attract, retain, motivate and reward employees and non-employee directors who make a significant contribution to the Company’s long-term success. The TSYS 2002 Plan is administered by the Compensation Committee of the Company’s Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 9,355,299 shares of common stock are reserved for distribution under the TSYS 2002 Plan. Options granted under the TSYS 2002 Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years.

The expiration date of options granted under the TSYS 2002 Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 2002, there were options outstanding under the TSYS 2002 Plan to purchase 404,566 shares of the Company’s common stock, of which none were exercisable. There were 8,950,733 shares available for grant at December 31, 2002 under the TSYS 2002 plan.

LONG-TERM INCENTIVE PLAN
Total System Services, Inc. maintains a Long-Term Incentive Plan (LTI Plan) to attract, retain, motivate and reward employees who make a significant contribution to the Company’s long-term success and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company’s Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 3.2 million shares of common stock were reserved for distribution under the LTI Plan. Options granted under the LTI Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years.

The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 2002, there were options outstanding under the LTI Plan to purchase 1,471,700 shares of the Company’s common stock, all of which were exercisable. There were no shares available for grant at December 31, 2002 under the LTI Plan.

OTHER EQUITY ISSUANCES
TSYS has granted options to purchase 77,050 shares of the Company’s common stock to attract two key individuals to the Company. At December 31, 2002, options to purchase 77,050 shares with a weighted average price of $16.93 were outstanding and exercisable.

EQUITY COMPENSATION PLANS- The following table summarizes TSYS equity compensation plans by category:

	(a)	(b)	(c)
			Number of securities
	Number of securities	Weighted-average	remaining available for
	to be issued upon	exercise price of	future issuance under equity
Plan	exercise of outstanding	outstanding options,	compensation plans (excluding
Category	options, warrants and rights	warrants and rights	securities reflected in column (a)

Equity compensation plans approved by security holders	1,915,816	$14.67	8,950,733
Equity compensation plans not approved by security holders	37,500	18.50	—

Total	1,953,316	$14.74	8,950,733

These plans consist of an option to purchase 37,500 shares of TSYS stock at fair market value on the date of grant with one-third of such options becoming exercisable one, two and three years, respectively, following the date of grant.

A summary of TSYS’ stock option activity as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates is presented below:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Options:
Outstanding at beginning of year	1,644,550	$12.69	1,684,350	$12.55	1,637,000	$12.41
Granted	406,066	20.03	—	—	55,000	15.44
Exercised	(95,800)	2.00	(39,800)	6.64	(7,650)	2.00
Forfeited/canceled	(1,500)	19.41	—	—	—	—

Outstanding at end of year	1,953,316	$14.74	1,644,550	$12.69	1,684,350	$12.55

Options exercisable at year-end	1,548,750	$13.36	721,300	$11.96	614,100	$11.33

Weighted average fair value of options granted during the year		$11.47		na		$9.21

               na= not applicable

The following table summarizes information about TSYS stock options outstanding and exercisable at December 31,2002:

Outstanding			Exercisable

	Weighted
	Average	Weighted		Weighted
Number	Remaining	Average	Number	Average
Outstanding at	Contractual	Exercise	Exercisable at	Exercise
December 31, 2002	Life (in years)	Price	December 31, 2002	Price

1,470,000	4.84	$13.17	1,470,000	$13.17
41,250	7.02	15.44	41,250	15.44
37,500	6.03	18.50	37,500	18.50
404,566	9.30	20.03	—	—

1,953,316	5.84	$14.74	1,548,750	$13.36

LONG-TERM INCENTIVE PLANS — SYNOVUS: Synovus has various stock option plans under which the Compensation Committee of the Synovus Board of Directors has authority to grant stock options, stock appreciation rights, restricted stock and performance awards to key Synovus employees, including key TSYS employees. The general terms of the existing stock option plans include vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date.

In 2001, Synovus granted performance-accelerated stock options to key TSYS executives to acquire 2.6 million shares of Synovus common stock at an exercise price of $28.99 per share. The options are subject to a seven-year cliff vesting, but the exercisability may be accelerated if the market price of Synovus common stock exceeds $40, $45 and $50.

A summary of the option activity related to option grants on Synovus common stock to TSYS employees as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates is presented below:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Options:
Outstanding at beginning of year	6,213,557	$22.95	3,590,087	$17.01	3,460,647	$17.20
Granted	147,548	26.50	3,069,055	28.60	492,309	12.50
Exercised	(166,733)	14.46	(398,050)	13.21	(244,206)	9.29
Forfeited/canceled	(75,199)	16.52	(47,535)	20.66	(118,663)	19.71

Outstanding at end of year	6,119,173	$23.35	6,213,557	$22.95	3,590,087	$17.01

Options exercisable at year-end	2,728,579	$17.65	2,128,665	$16.32	1,628,612	$12.50

Weighted average fair value of options granted during the year		$9.69		$10.75		$6.03

     The following table summarizes information about Synovus’ stock options held by TSYS employees outstanding and exercisable at December 31, 2002:

	Outstanding			Exercisable

		Weighted
		Average	Weighted		Weighted
Range of	Number	Remaining	Average	Number	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Prices	December 31, 2002	Life (in years)	Price	December 31, 2002	Price

$6.74	170,054	1.79	$6.74	170,054	$6.74
$8.72-$18.37	842,478	3.18	13.54	842,478	13.54
$19.19-$22.88	1,572,690	4.64	21.22	1,572,690	21.22
$1.72-$18.06	331,285	5.81	17.01	143,357	15.63
$26.44-$28.99	3,202,666	9.39	28.52	—	—

	6,119,173	6.91	$23.35	2,728,579	$17.65

SUBSIDIARY OPTIONS: On May 1, 2000, TSYS formed DotsConnect as a wholly owned subsidiary for the purpose of providing e-payment services to buyers and sellers via the Internet. TSYS contributed $5 million and a nominal amount of fixed assets in return for 20 million shares of common stock. DotsConnect established the DotsConnect, Inc. 2000 Long-term Incentive Plan (the “2000 Plan”). The purpose of the 2000 Plan was to attract and retain employees, to provide additional incentive for each participant to work to increase the value of DotsConnect and to enable such employees to acquire and maintain an equity interest in DotsConnect. DotsConnect awarded 1,496,500 options under the 2000 Plan. Of those granted in 2000, 475,000 options were awarded to six of TSYS’ key executives.

As a result of the integration of DotsConnect’s business back into TSYS on January 1, 2002, the 2000 plan was cancelled. TSYS paid approximately $58,600 in cash to cancel a portion of the outstanding DotsConnect options, while the rest were cancelled without consideration. This amount is reflected as compensation expense in the Company’s 2002 consolidated statement of income.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS): Comprehensive income (loss) for TSYS consists of net income and cumulative foreign currency translation adjustments recorded as a component of shareholders’ equity. The income tax effects allocated to and the cumulative balance of each component of accumulated comprehensive loss are as follows:

	Balance at	Pretax	Tax	Balance at
	December 31, 2001	amount	effect	December 31, 2002

Cumulative currency translation adjustments	$(3,455,338)	7,068,959	(2,560,724)	$1,052,897

	Balance at	Pretax	Tax	Balance at
	December 31, 2000	amount	effect	December 31, 2001

Cumulative currency translation adjustments	$(1,613,681)	(2,917,277)	1,075,620	$(3,455,338)

	Balance at	Pretax	Tax	Balance at
	December 31, 1999	amount	effect	December 31, 2000

Cumulative currency translation adjustments	$(1,453,708)	(248,739)	88,766	$(1,613,681)

NOTE 7 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the consolidated statements of income were as follows:

Years Ended December 31,	2002	2001	2000

Current income tax expense (benefit):
Federal	$50,179,313	41,036,807	42,273,813
State	(5,892,271)	(2,888,195)	408,592

Total current income tax expense	44,287,042	38,148,612	42,682,405

Deferred income tax expense (benefit):
Federal	16,733,592	14,868,433	3,701,362
State	(3,112,734)	874,614	217,727

Total deferred income tax expense:	13,620,858	15,743,047	3,919,089

Total income tax expense	$57,907,900	53,891,659	46,601,494

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, minority interest and equity in income of joint ventures as a result of the following:

Years Ended December 31,	2002	2001	2000

Computed “expected” income tax expense	$57,150,238	49,196,503	41,527,454
Increase (decrease) in income tax expense resulting from:
Tax on equity in income of joint ventures	7,149,267	6,211,958	5,420,646
State income tax expense (benefit), net of federal income tax effect	(5,853,253)	(1,308,828)	407,107
Decrease in valuation allowance	(1,050,000)	—	—
Other, net	511,648	(207,974)	(753,713)

Total income tax expense	$57,907,900	53,891,659	46,601,494

The tax effects of the significant components of deferred income tax assets and liabilities are presented in the following table:

At December 31,	2002	2001

Deferred income tax assets:
Allowances for processing transactions	$5,234,763	3,945,247
Primarily accruals not deductible until paid	(1,352,266)	(1,157,091)
State tax credits	4,903,042	1,855,197

Net current deferred income tax assets	$8,785,539	4,643,353

Deferred income tax liabilities:
Computer software development costs	$(38,532,333)	(24,725,512)
Excess tax over financial statement depreciation	(22,442,201)	(16,220,050)
Foreign Currency Translation	(550,037)	2,010,687
Other, net	(1,431,615)	(2,647,542)
Valuation allowance	(350,000)	(1,400,000)

Gross noncurrent deferred income tax liabilities	(63,306,186)	(42,982,417)

Net deferred income tax liabilities	$(54,520,647)	(38,339,064)

As of December 31, 2002 and 2001, TSYS had state income tax credit carryforwards of $4,903,042 and $1,855,197, respectively. The credits will begin to expire in the year 2010. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2002 and 2001, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $350,000 and $1,400,000 at December 31, 2002 and 2001, respectively. The decrease in the valuation allowance for deferred income tax assets was $1,050,000 for the year ended December 31, 2002.

The Company realizes substantial credits against state income taxes. The Company is able to recognize benefits in excess of its state income tax obligations by transferring these credits to affiliated companies in exchange for cash payments.

NOTE 8 Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. These employee benefit plans are described as follows:

PROFIT SHARING PLAN: The Company’s employees are eligible to participate in the Synovus Financial Corp./Total System Services, Inc. (Synovus/TSYS) Profit Sharing Plan. The Company’s contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company’s contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. TSYS’ annual contributions to the plan charged to expense for the years ended December 31 are as follows:

2002	$11,320,087
2001	11,379,139
2000	10,087,193

MONEY PURCHASE PLAN: The Company’s employees are eligible to participate in the Synovus/TSYS Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compen–

sation, as defined. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

2002	$13,154,994
2001	11,269,073
2000	9,511,049

401 (K) PLAN: The Company’s employees are eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute up to 15% of pretax eligible compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company’s attainment of certain financial goals. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

2002	$0
2001	0
2000	6,774,850

STOCK PURCHASE PLAN: The Company maintains stock purchase plans for employees and directors, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. TSYS’ contributions to these plans charged to expense for the years ended December 31 are as follows:

2002	$3,533,666
2001	3,179,490
2000	2,764,979

POSTRETIREMENT MEDICAL BENEFITS PLAN: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost associated with the plan are not significant to the Company’s consolidated financial statements.

NOTE 9 Commitments and Contingencies

LEASE COMMITMENTS: TSYS is obligated under noncancelable operating leases for computer equipment and facilities. Management expects that, as these leases expire, they will be renewed or replaced by similar leases.

In 1997, TSYS entered into an operating lease agreement for the Company’s corporate campus. The original campus lease expired November 2002 and the Company renewed the lease for a period up to twelve months.

Under the agreement, which is guaranteed by Synovus the lessor paid for the construction and development costs and has leased the facilities to the Company. The lease provides for substantial residual value guarantees and includes purchase options at the original cost of the property. The amount of the residual value guarantee relative to the assets under this lease is projected to be $81.4 million. The terms of this lease financing arrangement require, among other things, that the Company maintain certain minimum financial ratios and provide certain information to the lessor. As of December 31, 2002, TSYS was in compliance with all the covenants under the lease arrangement.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2002, are as follows:

(dollars in millions)
2003	$70.3
2004	68.4
2005	59.6
2006	29.4
2007	4.7
Thereafter	6.2

Total future minimum lease payments	$238.6

All computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allows the Company to continually update its computer equipment. Total rental expense under all operating leases in 2002, 2001 and 2000 was $81.8 million, $89.2 million and $91.6 million, respectively.

GUARANTEES: To assist Vital in leasing its corporate facility, the Company and Visa U.S.A. (Visa) are guarantors, jointly and severally, for the lease payments on Vital’s Tempe facility. The lease on the facility expires in July 2007. The total future minimum lease payments remaining at December 31, 2002 is $6.7 million. If Vital fails to perform its obligations with regards to the lease, TSYS and Visa will be required to perform in the same manner and to the same extent as is required by Vital.

CONTRACTUAL COMMITMENTS: In the normal course of its business, the Company maintains long-term processing contracts with its clients. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which the Company’s performance is measured. In the event the Company does not meet its contractual commitments with its clients, the Company may incur penalties and certain clients may have the right to terminate their contracts with the Company. The Company does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial position, results of operations or cash flows.

CONTINGENCIES: The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

NOTE 10 Supplemental Balance Sheet Information

Cash and cash equivalent balances at December 31 are summarized as follows:

	2002	2001

Cash and cash equivalents in domestic accounts	$84,462,671	48,695,695
Cash and cash equivalents in accounts outside the United States	24,708,535	9,962,805

Total cash and cash equivalents	$109,171,206	58,658,500

The Company maintains accounts outside the United States denominated in U.S. dollars, Euros, British Pounds Sterling, Canadian dollars and Japanese Yen.

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

	2002	2001

Prepaid expenses	$8,228,801	10,725,536
Other	14,318,789	14,638,890

Total	$22,547,590	25,364,426

Significant components of contract acquisition costs at December 31 are summarized as follows:

	2002	2001

Payments for processing rights, net	$89,740,749	71,395,849
Conversion costs, net	33,988,219	18,475,634

Total	$123,728,968	89,871,483

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $10.6 million, $6.2 million and $4.0 million for 2002, 2001 and 2000, respectively.

Amortization expense related to conversion costs was $3.5 million, $385,000 and $3.2 million for 2002, 2001 and 2000, respectively. The Company had certain contractual obligations related to the timing and accuracy of conversions. The Company estimated the potential liability and recorded it as a contra asset against prepaid conversion costs. During 2001, the obligations were either met through completed conversions, or expired, resulting in the Company adjusting a $2.0 million accrual. As a result, amortization expense in 2001 was significantly lower than 2000.

The weighted average estimated lives of payments for processing rights was approximately 9.57 years for the year ended December 31, 2002 with remaining useful lives of 7.79 years for future periods.

The weighted average estimated lives of conversion costs was approximately 5.84 years for the year ended December 31, 2002 with remaining useful lives of 4.81 years for future periods.

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2002 for the next five years is:

	Payments for	Conversion
	Processing Rights	Costs

2003	$12,599,056	6,700,426
2004	12,720,282	6,770,184
2005	12,513,526	6,713,585
2006	11,762,390	5,470,229
2007	9,905,923	2,335,498

Significant components of other noncurrent assets at December 31 are summarized as follows:

	2002	2001

Equity investments, net	$54,181,246	51,566,564
Goodwill, net	3,619,178	3,608,232
Other	14,227,056	13,426,075

Total	$72,027,482	68,600,871

Refer to Note 5 Investments in Joint Ventures for a discussion of joint ventures.

Significant components of other current liabilities at December 31 are summarized as follows:

	2002	2001

Client postage deposits	$16,054,531	19,065,119
Deferred revenues	8,554,131	726,614
Transaction processing provisions	5,347,010	7,291,441
Dividends payable	3,448,709	2,921,657
Other	26,828,508	9,209,297

Total	$60,232,889	39,214,128

NOTE 11 Segment Reporting, including Geographic Area Data and Major Customers

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), “Disclosures about Segments of an Enterprise and Related Information.” SFAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area data and major customers.

With the Company’s expansion in Europe and its strategic decision to further expand its business internationally, combined with the integration of its business process management and e-commerce subsidiaries, the Company revised its segment information in the first quarter of 2002 to reflect the information that the chief operating decision makers (CODMs) use to make resource allocations and strategic decisions. The CODMs at TSYS consist of the chief executive officer, the president and the four executive vice presidents.

Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to card-issuing institutions in the

United States, Mexico, Canada, Honduras, Europe and the Caribbean. The reportable units are segmented based upon geographic locations. The domestic-based processing services include electronic payment processing services and other services provided from the Company’s facilities in the United States. The domestic-based processing services segment includes the financial results of TSYS, excluding its foreign branch offices, and the following subsidiaries: CDEC, CPI, TDM and ProCard. The Company’s share of the equity in income of Vital is included in the domestic-based processing segment because Vitals operations and client base are located in the United States.

International-based processing services include electronic payment processing services and other services provided outside the United States. International-based processing services include the financial results of TCI, GP Net and TSYS’ branch offices in Europe and Japan. The Company’s share of the equity in income of TSYS de Mexico is included in the international-based processing segment because TSYS de Mexico’s operations and client base are located outside the United States.

	Domestic-based	International-based
	processing services	processing services	Consolidated

2002
Total revenue	$890,830,320	66,336,459	$957,166,779
Intersegment revenue	(646,221)	(1,387,727)	(2,033,948)

Revenue from external customers	$890,184,099	64,948,732	$955,132,831

Depreciation and amortization	$65,078,535	9,425,249	$74,503,784

Segment operating income (loss)	$158,431,170	(758,697)	$157,672,473

Income taxes	$56,923,231	984,669	$57,907,900

Equity in income of joint ventures	$19,752,960	828,144	$20,581,104

Net income	$124,689,358	1,115,613	$125,804,971

Identifiable assets	$777,509,354	92,145,647	$869,655,001
Intersegment eliminations	(86,787,491)	—	(86,787,491)

Total assets	$690,721,863	92,145,647	$782,867,510

2001
Total revenue	$861,112,660	34,286,109	$895,398,769
Intersegment revenue	(2,005,893)	(1,071,705)	(3,077,598)

Revenue from external customers	$859,106,767	33,214,404	$892,321,171

Depreciation and amortization	$52,303,628	6,345,109	$58,648,737

Segment operating income (loss)	$157,638,286	(19,935,183)	$137,703,103

Income taxes	$60,463,881	(6,572,222)	$53,891,659

Equity in income of joint ventures	$15,985,120	1,839,335	$17,824,455

Net income (loss)	$115,767,354	(11,349,125)	$104,418,229

Identifiable assets	$656,382,089	91,657,540	$748,039,629

Intersegment eliminations	(91,416,218)	(69,221)	(91,485,439)

Total assets	$564,965,871	91,588,319	$656,554,190

2000
Total revenue	$840,155,387	6,046,556	$846,201,943
Intersegment revenue	(2,900)	(1,105,000)	(1,107,900)

Revenue from external customers	$840,152,487	4,941,556	$845,094,043

Depreciation and amortization	$51,870,574	279,537	$52,150,111

Segment operating income (loss)	$115,028,370	(1,493,922)	$113,534,448

Income taxes	$46,664,316	(62,822)	$46,601,494

Equity in income of joint ventures	$13,107,112	2,479,198	$15,586,310

Net income	$86,584,480	951,457	$87,535,937

Identifiable assets	$600,202,167	9,193,198	$609,395,365
Intersegment eliminations	(5,292,939)	(95,297)	(5,388,236)

Total assets	$594,909,228	9,097,901	$604,007,129

Revenues for domestic-based processing services include electronic payment processing services and other services provided from the United States to clients based in the United States or other countries. Revenues for international-based processing services include electronic payment processing services and other services provided from facilities outside the United States to clients based predominantly outside the United States.

GEOGRAPHIC AREA DATA: The following geographic area data represents revenues for the years ended December 31 based on where the client is located.

(dollars in millions)	2002	%	2001	%	2000	%

United States	$816.0	85.4	798.7	89.5	783.0	92.6
Europe	54.6	5.7	23.9	2.7	—	—
Canada(*)	42.8	4.5	41.1	4.6	38.5	4.6
Mexico	29.2	3.1	16.9	1.9	16.6	2.0
Japan	10.3	1.1	9.6	1.1	4.9	0.6
Other	2.2	0.2	2.1	0.2	2.1	0.2

Totals	$955.1	100.0	892.3	100.0	845.1	100.0

*These revenues include those generated from the Caribbean accounts owned by a Canadian institution.

The Company maintains property and equipment net of accumulated depreciation and amortization in the following geographic areas:

	December 31,

(dollars in millions)	2002	2001

United States	$97.0	101.6
Europe	22.1	20.9
Japan	1.6	1.1
Canada	0.1	0.1

Totals	$120.8	123.7

MAJOR CUSTOMERS:

	Years Ended December 31,

	2002		2001		2000

Revenue		% of Total		% of Total		% of Total
(dollars in millions)	Dollars	Revenues	Dollars	Revenues	Dollars	Revenues

One	$177.8	18.6%	$162.8	18.3%	$150.6	17.8%
Two	126.5	13.3	165.0	18.5	132.8	15.7

Totals	$304.3	31.9%	$327.8	36.8%	$283.4	33.5%

For the years ended December 31, 2002, 2001 and 2000, the Company had two major customers which accounted for approximately 31.9%, 36.8% and 33.5%, respectively, of total revenues. Revenues from major customers for the years reported are attributable to the domestic-based processing services segment.

NOTE 12 Acquisitions

On November 1, 2002, TSYS completed the acquisition of ProCard from Synovus for $30.0 million in cash. ProCard is a leader in customized, Internet, Intranet and client/server software solutions for commercial card management programs. The Company believes the acquisition of ProCard strengthens TSYS’ ability to market commercial card processing with a full array of products and customized services, provides access to new clients, and complements TSYS’ international expansion efforts.

Due to the technological nature of the business, TSYS has assisted in the management of ProCard since Synovus acquired it in May 2000. Revenues associated with ProCard’s business are recorded in electronic payment processing services and are classified in domestic-based processing services for segment reporting purposes. ProCard operates as a wholly owned subsidiary of TSYS.

Because the acquisition of ProCard was a transaction between entities under common control, the Company is reflecting the acquisition at the historical cost of the net assets acquired in accordance with SFAS 141. In accordance with the provisions of SFAS 141, TSYS has restated its consolidated financial statements to include the financial results of ProCard for periods prior to the acquisition that Synovus controlled both ProCard and TSYS to include the financial position, results of operations and cash flows of ProCard since May 2000.

Effective January 1, 2002, TSYS acquired TDM from Synovus in exchange for 2,175,000 newly issued shares of TSYS common stock with a market value of approximately $43.5 million at the date of acquisition. The Company believes the acquisition of TDM assists in broadening the services the Company offers through debt collection and bankruptcy management services. Prior to the acquisition, TDM operated as a wholly owned subsidiary of Synovus Financial Corp., providing third-party collection services. Revenues associated with TDM’s business are recorded in other services and are classified in domestic-based processing services for segment reporting purposes. TDM operates as a wholly owned subsidiary of TSYS.

Because the acquisition of TDM was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in accordance with SFAS 141 and has reflected the results of operations of TDM in the Company’s consolidated financial statements beginning January 1, 2002. The Company did not restate periods prior to 2002 because such restatement was not significant.

Presented below are the pro forma consolidated results of TSYS’ operations for the years ended December 31, 2001 and 2000, respectively, as though the acquisition of TDM had occurred at the beginning of 2000. This pro forma information is based on the historical financial statements of TDM. Pro forma results do not include any actual or anticipated cost savings or expenses of the planned integration of TSYS and TDM, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future.

	Years Ended December 31,

	2001	2000

Revenues	$909,620,447	858,263,175
Net income	106,006,931	88,516,498
Basic earnings per share	0.54	0.45
Diluted earnings per share	0.54	0.45

During August 2000, TSYS announced that it had purchased an equity position in an established electronic payments company in Japan. The Company paid $4.7 million in cash to acquire 51% of GP Net. The Company allocated $2.0 million of the total consideration to goodwill with the remaining amounts allocated to the net assets acquired. In November 2000, the Company acquired an additional 2% ownership in GP Net for $95,310 in cash. TSYS’ ownership of GP Net was decreased to 51.46% in August 2001 when another party purchased an ownership interest in GP Net. GP Net’s financial statements are included in the TSYS consolidated financial statements because TSYS acquired the controlling interest. TSYS began consolidating GP Net’s financial results effective September 1, 2000.

REPORT OF INDEPENDENT AUDITORS

303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

The Board of Directors
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows and shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

January 13, 2003

REPORT OF FINANCIAL RESPONSIBILITY

The management of Total System Services, Inc. is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this report. These statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management.

TSYS maintains internal accounting control policies and related procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management’s authorization and properly recorded, and that accounting records may be relied upon for the preparation of reliable published annual and interim financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management’s judgement with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function which evaluates and reports on the adequacy and effectiveness of internal accounting controls and policies and procedures.

KPMG LLP, independent auditors, are engaged to audit the Company’s consolidated financial statements. The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with TSYS’ management, internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting controls. Both the internal auditors and the independent auditors have unrestricted access to the Committee.

Richard W. Ussery	James B. Lipham
Chairman of the Board & Chief Executive Officer	Executive Vice President & Chief Financial Officer

Dorenda K. Weaver	Ronald L. Barnes
Group Executive & Controller	Group Executive & General Auditor

QUARTERLY FINANCIAL DATA, STOCK PRICE, DIVIDEND INFORMATION

TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 17, 2003, there were 12,045 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $.0175 per share was declared on November 20, 2002, and was paid January 2, 2003, to shareholders of record on December 20, 2002. Total dividends declared in 2002 and in 2001 amounted to $13.3 million and $11.7 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2002 and 2001.

		First	Second	Third	Fourth
	(in thousands except per share data)	Quarter	Quarter	Quarter	Quarter

2002	Revenues	$227,923	241,606	239,607	245,997
	Operating income	35,972	38,274	40,664	42,762
	Net income	27,382	30,151	32,816	35,456
	Basic earnings per share	0.14	0.15	0.17	0.18
	Diluted earnings per share	0.14	0.15	0.17	0.18
	Cash dividends declared per share	0.015	0.0175	0.0175	0.0175
	Stock prices:
	High	29.44	25.85	19.35	14.29
	Low	20.68	18.31	12.73	11.01

2001	Revenues	$219,397	224,815	220,042	228,067
	Operating income	30,068	35,577	33,791	38,267
	Net income	22,539	26,387	25,632	29,860
	Basic earnings per share	0.12	0.14	0.13	0.15
	Diluted earnings per share	0.12	0.13	0.13	0.15
	Cash dividends declared per share	0.015	0.015	0.015	0.015
	Stock prices:
	High	24.63	32.00	35.84	26.45
	Low	21.50	24.10	20.00	18.91